                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          RESOURCE GENERAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761210 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                KENNETH J. WARREN
                         2109 WEST FIFTH AVENUE, SUITE C
                              COLUMBUS, OHIO 43212
                                 (614) 487-1966
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               FEBRUARY 12, 1997 *
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on following pages)



                              (Page 1 of 95 Pages)


* This Amendment No. 4 is being filed to report the changes in facts arising out of occurrences taking place after the filing of Amendment No. 3 on June 7, 1996, any one of which by itself may not be deemed material but may when taken together be considered material.

                                 SCHEDULE 13D



CUSIP NO. 761210 103                                        Page 2 of 95 Pages

------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



           Phoenix Management, Ltd.                                     31-1470733
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [x]
                                                                                                   (b) [ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF; WG; SC
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           Ohio
--------------------------- -------- -----------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    160,000
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY
                                     0
         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     74,500
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     0
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           74,500 (owned outright); 85,500 (power to vote); 150,000 (right to acquire); 310,000 (Aggregate)

---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]



---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.6%
---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           OO (Limited Liability Company)
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 761210 103                                        Page 3 of 95 Pages

---------- -------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Bob Binsky                                         ###-##-####
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)[x]
                                                                                                     (b)[ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           Canadian
--------------------------- -------- -----------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    139,874 (individually)
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY
                                     160,000 (by virtue of membership in Phoenix)
         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     139,874 (individually)
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     74,500 (by virtue of membership in Phoenix)
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           139,874 (individually); 160,000 (by virtue of membership in Phoenix); 299,874 (Aggregate)
---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]



---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           27.6%
---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 761210 103                                        Page 4 of 95 Pages

---------- -------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



           Michael W. Gardner                                           ###-##-####
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [x]
                                                                                                    (b) [ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------- -------- -----------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    0
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY
                                     1,000 (individually); 160,000 (by virtue of membership in Phoenix)
         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     0
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     1,000 (individually); 74,500 (by virtue of membership in Phoenix)
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,000 (individually); 160,000 (by virtue of membership in Phoenix); 161,000 (Aggregate)
---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]



---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           14.8%
---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 761210 103                                        Page 5 of 95 Pages


---------- -------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



           Theodore P. Schwartz                                         ###-##-####
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [x]
                                                                                                    (b) [ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
---------- -------------------------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    12,148 (individually)
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY                  160,000 (by virtue of  membership  in Phoenix);  150,000
                                     (shared with  Mr. Sherman  pursuant to proxy)
         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     12,148 (individually)
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     74,500 (by virtue of membership in Phoenix)
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,148  (individually);  160,000 (by virtue of membership  in Phoenix);  150,000
           (voting power shared with Mr. Sherman); 322,148 (Aggregate)
---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]



---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           29.7%
---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 761210 103                                        Page 6 of 95 Pages



---------- -------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



           Charles T. Sherman                                           ###-##-####
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [x]
                                                                                                    (b) [ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
---------- -------------------------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    70,598 (individually)
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY                  160,000 (by virtue of membership in Phoenix); 150,000
                                     (shared with Mr. Schwartz)

         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     70,598 (individually)
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     74,500 (by virtue of membership in Phoenix)
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,598 (individually); 160,000 (by virtue of membership in Phoenix);
           150,000 (voting power shared with Mr. Schwartz); 200 (owned by
           Spouse); 380,798 (Aggregate)
---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]



---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           35.1%
---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 761210 103                                        Page 7 of 95 Pages



---------- -------------------------------------------------------------------------------------------------
     1     NAME OF PERSON REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



           Kenneth J. Warren                                            ###-##-####
---------- -------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [x]
                                                                                                    (b) [ ]



---------- -------------------------------------------------------------------------------------------------
     3     SEC USE ONLY





---------- -------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*


           PF
---------- -------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]



---------- -------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------- -------- -----------------------------------------------------------------------
                                 7   SOLE VOTING POWER


        NUMBER OF                    0
                            -------- -----------------------------------------------------------------------
          SHARES                 8   SHARED VOTING POWER

       BENEFICIALLY
                                     160,000 (by virtue of membership in Phoenix)
         OWNED BY
                            -------- -----------------------------------------------------------------------
           EACH                  9   SOLE DISPOSITIVE POWER

        REPORTING
                                     0
          PERSON
                            -------- -----------------------------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
           WITH

                                     74,500 (by virtue of membership in Phoenix)
--------------------------- -------- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           160,000 (by virtue of membership in Phoenix)
---------- -------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


           14.7%
---------- -------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



---------- -------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*


           IN
---------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 95 Pages

                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the common stock, without par value (the "Stock"), of Resource General Corporation, whose principal executive office is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 ("Resource General").

ITEM 2.    IDENTITY AND BACKGROUND

           This statement is being filed by Phoenix Management, Ltd., an Ohio limited liability company ("Phoenix" or the "Filing Person" herein) formed by a group (the "Reporting Group") consisting of Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren (collectively, the "Reporting Persons").

            FILING PERSON:

            Name:  Phoenix Management, Ltd.
            State of Organization: Organized as a limited liability company in Ohio
            Principal Business:  Acquisition of Stock of Resource General
            (as described herein)
            Address of Principal Office: 2365 Scioto Harper Drive, Columbus, Ohio 43204

            REPORTING PERSONS:

            The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons are as follows:

                  Bob Binsky
                  Chief Executive Officer
                  Cable Link, Inc.
                  280 Cozzins Street
                  Columbus, OH  43215-2379
                  (Telecommunications refurbishing and marketing)

                  Michael W. Gardner
                  Vice President of Manufacturing
                  Resource General Corporation
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and plastic injection molding machines)

                                                              Page 9 of 95 Pages

                                  SCHEDULE 13D

                  Theodore P. Schwartz
                  Senior Vice President
                  Resource General Corporation
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and plastic injection molding machines)

                  Charles T. Sherman
                  President
                  Resource General Corporation
                  2365 Scioto Harper Drive
                  Columbus, OH  43204
                  (Manufacturer of hydraulic presses and plastic injection molding machines)

                  Kenneth J. Warren, Esq.
                  2109 West Fifth Avenue, Suite C
                  Columbus, OH  43212
                  (Attorney at Law)

           (d) Neither Phoenix nor any Reporting Person has, during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Neither Phoenix nor any Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Phoenix is a limited liability company formed under the laws of the State of Ohio. Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren are citizens of the United States of America. Bob Binsky is a citizen of Canada.

                                                             Page 10 of 95 Pages

                                  SCHEDULE 13D


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The aggregate amount of funds required to purchase the shares currently beneficially owned by Phoenix and each Reporting Person is as follows:

NAME                    SHARES CURRENTLY BENEFICIALLY OWNED(1):    AGGREGATE  AMOUNT  OF FUNDS  REQUIRED  TO
                                                                   PURCHASE:
Phoenix                 74,500                                     $100,101.13 (includes interest)
Bob Binsky              139,874                                    $98,015
Michael W. Gardner      1,000                                      $1,250
Theodore P. Schwartz    12,148                                     $1,800 (estimate)
Charles T. Sherman      70,798                                     $68,337 (estimate)
Kenneth J. Warren       0                                          NA

           PHOENIX. The 74,500 shares owned outright by Phoenix have been purchased using (i) the working capital of Phoenix derived from the capital contributions of personal funds of its members, the Reporting Persons; and (ii) funds obtained by virtue of a loan obtained by Phoenix from PH Hydraulics and Automation, Inc., a former wholly-owned subsidiary of Resource General that was merged into Resource General on October 31, 1996. The total amount of the loan, $59,000 (the "Loan"), is evidenced by a Promissory Note dated September 16, 1996, between Phoenix and PH Hydraulics and Automation, Inc. $17,500 of the Loan was disbursed to Phoenix on September 12, 1996, $27,500 of the Loan was disbursed to Phoenix on October 15, 1996, and the remaining $14,000 of the Loan was disbursed to Phoenix on February 1, 1997. The Loan bears interest at prime plus 1 1/4%. Interest is due on the first day of November, February, May and August commencing November 1, 1996. The interest payments for November 1996 and February 1997 have been made. Installments of principal are due on the first day of March, June, September and December commencing April 1, 1997. The Loan is due to be repaid in full by March, 2000. A copy of the note evidencing the Loan is attached as Exhibit H.

           All remaining payments required by the Gillmor Agreement and the Brownfield Agreements will be financed by Phoenix through any funds remaining from the proceeds of the Loan and the capital contributions to Phoenix of the Reporting Persons derived from personal funds. Mr. Binsky will contribute approximately 28.50% of the capital, Mr. Gardner will contribute approximately 5% of the capital, Mr. Schwartz will contribute approximately 31.667% of the capital, Mr. Sherman will contribute approximately 31.667% of the capital, and Mr. Warren will contribute approximately 3.167% of the capital.

--------
1 Exclusive of (i) Shares issuable under existing options not yet exercised,
(ii) Shares reported as beneficially owned because of the right to vote such Shares, and (iii) Shares yet to be purchased under the Gillmor Agreement and the Brownfield Agreements as described herein.

                                                             Page 11 of 95 Pages

                                  SCHEDULE 13D


           In addition to using funds derived from personal resources, the Reporting Persons are contemplating the following to fund the purchases of the shares contemplated by the Gillmor Agreement and the Brownfield Agreement:

                (1). The sale of a portion of the Stock acquired under the agreements to an employee stock ownership plan which may be formed for Resource General. The employee stock ownership plan would fund the purchase of the stock with bank debt.

                (2). The sale of a portion of the Stock acquired under the agreements to third parties including, but not limited to, directors, officers, employees and shareholders of Resource General.

           The following sections disclose the source of funds used by the Reporting Persons to acquire Stock owned by such persons individually and not by virtue of their membership in Phoenix.

           MR. BINSKY. 109,234 of the shares of Stock reported as beneficially owned by Mr. Binsky individually were purchased with the personal funds of Mr. Binsky. 30,640 of the shares of Stock reported as beneficially owned by Mr. Binsky individually , as to which he has sole voting and dispositive power and as to which he is the record owner, were purchased, and are owned, by Michael Tsao. 20,000 shares of Stock reported as beneficially owned by Mr. Binsky individually are shares issuable under existing options not yet exercised.

           MR. GARDNER. All of the shares of Stock beneficially owned by Mr. Gardner individually were purchased with the personal funds of Mr. Gardner.

           MR. SCHWARTZ. 2,148 of the shares of Stock beneficially owned by Mr. Schwartz individually were purchased with the personal funds of Mr. Schwartz and 10,000 of the shares of Stock beneficially owned by Mr. Schwartz individually were given to him by Resource General as part of a compensation package.

           MR. SHERMAN. 60,598 of the shares of Stock beneficially owned by Mr. Sherman individually were purchased with the personal funds of Mr. Sherman and 10,000 of the shares of Stock beneficially owned by Mr. Sherman individually were given to him by Resource General as part of a compensation package. 200 of the shares of Stock reported as beneficially owned by Mr. Sherman individually are directly owned by Mr. Sherman's wife, and as to which Mr. Sherman has no voting or dispositive power, were purchased with the personal funds of Mrs. Sherman. 19,000 shares of Stock reported as beneficially owned by Mr. Sherman individually are shares issuable under existing options not yet exercised.

                                                             Page 12 of 95 Pages

                                  SCHEDULE 13D


                  ACQUISITIONS OF STOCK UNDER THE GILLMOR AGREEMENT AND THE BROWNFIELD AGREEMENTS

                  GILLMOR AGREEMENT

            On June 6, 1996, Mr. Schwartz and Mr. Sherman entered into an agreement to purchase 200,000 shares of Stock from Paul Gillmor (the "Gillmor Agreement"), which agreement superseded earlier agreements dated April 3, and March 25, 1996. A copy of the Gillmor Agreement is attached as Exhibit A. The total purchase price for the shares is $250,000 ($1.25 per share). 40,000 of the shares were purchased with a down payment of $50,000, which occurred on June 6, 1996. The purchase of the remaining 160,000 shares has been financed by Mr. Gillmor. Mr. Schwartz and Mr. Sherman executed a promissory note payable to Mr. Gillmor providing for repayment of the remaining $200,000 in 16 quarterly payments, a copy of which is attached as Exhibit B. The quarterly payment for the first year will be $6,250, the quarterly payments for the second and third years will be $12,500 and the quarterly payment for the fourth year will be $18,750. Interest will be paid on the unpaid balance of the note at the rate of four percent per annum. Upon receipt of each quarterly payment, 5,000 shares per quarter will be transferred the first year, 10,000 shares per quarter will be transferred in the second and third years and 15,000 shares per quarter will be transferred in the fourth year. However, the power to vote all of the remaining shares was transferred to Mr. Schwartz and Mr. Sherman on June 6, 1996. A copy of the Proxy transferring such voting power is attached as Exhibit C. In addition, Mr. Schwartz and Mr. Sherman have agreed to grant Mr. Gillmor an option for 20,000 shares owned by the Reporting Group. As of the date of this Fourth Amendment, the following shares have been acquired under the Gillmor Agreement.


                      DATE              PAYMENT (INCLUDING INTEREST)             NUMBER OF SHARES
                      ----              ----------------------------             ----------------

               June 6, 1996                       $50,000                             40,000
               November 1, 1996                   $10,250                              5,000
               February 1, 1997                    $8,187.50                           5,000

               BROWNFIELD AGREEMENTS

           On April 2, 1996, Mr. Schwartz and Mr. Sherman also entered into an agreement to purchase 110,000 shares of Stock from Mr. Lyman Brownfield, Ms. Candace Brownfield and Ms. Charlotte Huddle, which agreement superseded an earlier agreement dated March 28, 1996. On September 11, 1996, Mr. Schwartz and Mr. Sherman entered into separate agreements with each of Mr. Lyman Brownfield, Ms. Candace Brownfield, Mrs. Charlotte Huddle and Ms. Diane McBee (the daughter of Mr. Brownfield and Ms. Huddle) to purchase, in the aggregate, 110,000 shares of Stock, which agreements superseded the earlier agreements. A copy of the Brownfield

                                                             Page 13 of 95 Pages

                                  SCHEDULE 13D



           Agreements are attached as Exhibit D. The total purchase price for the shares is $137,500 ($1.25 per share). 20,000 shares were purchased with a downpayment of $25,000. The remaining 90,000 shares will be purchased over a five-year period, with 9,000 shares being purchased in year one, 18,000 shares being purchased in each of years two, three and four and 27,000 shares being purchased in year five. The purchase of the 90,000 shares of Stock will be financed by the sellers. Payments for the shares will be made in quarterly installments at an interest rate of four percent per annum. As each quarterly payment is made, 25 percent of the shares allocable to the year in which the shares are purchased will be transferred to Phoenix. Voting power for all of the shares owned by the sellers was transferred to Mr. Schwartz and Mr. Sherman on September 11, 1996. A copy of the Proxies transferring such voting power is attached as Exhibit E. Mr. Schwartz and Mr. Sherman transferred the power to vote to Phoenix. A copy of such Assignment of Proxy Power is attached as Exhibit F. As of the date of this Fourth Amendment, the following shares have been acquired under the Brownfield Agreements:


                    DATE             PAYMENT (INCLUDING INTEREST)       NUMBER OF SHARES
                    ----             ----------------------------       ----------------

             September 11, 1996                $25,000                       20,000
             September 11, 1996                 $2,756.25                     2,250
             February 1, 1997                   $3,909.38                     2,250

             AUTHORIZATION OF PROPOSED ACQUISITIONS

                  The purchases under the Gillmor Agreement and the Brownfield Agreements are subject to, and were submitted for, shareholder approval at the Special Meeting of the Shareholders of Resource General held on May 28, 1996, as required by Ohio's Control Share Acquisition Law. A quorum was present at the Special Meeting, in person or by proxy, and a sufficient number of shares were voted in favor of the proposed acquisitions to permit them to proceed.


ITEM 4.    PURPOSE OF TRANSACTION

           The acquisition of the Stock is being made for the following purposes:

           (a) The Reporting Persons plan to attempt to acquire control of Resource General.

           (b) An original purpose was to explore the benefits of eliminating Resource General as a holding company. Effective October 31, 1996, PH Hydraulics and Automation, Inc., Resource General's only subsidiary, was merged into Resource General.

                                  SCHEDULE 13D
                                                             Page 14 of 95 Pages

           (c) The Reporting Persons plan to attempt to increase shareholder value.

           (d) Mr. Sherman, a member of the Reporting Group, nominated Mr. Gardner and Mr. Schwartz, also members of the Reporting Group, for election to the board of directors of Resource General at the Annual Meeting of the shareholders of Resource General held on May 28, 1996. Mr. Sherman was reelected and Mr. Gardner and Mr. Schwartz were elected to the board of Resource General at the Annual Meeting. In addition, Mr. Sherman was elected as President of Resource General at the Annual Meeting of the Board of Directors of Resource General held on May 28, 1996. Mr. Warren has since been elected Secretary of the Company.

                  The Reporting Persons may implement a strategy to reduce the number of directors on the board of Resource General to five.

           (e)    [Not applicable]

           (f)    [Not applicable]

           (g)    [Not applicable]

           (h)    [Not applicable]

           (i)    [Not applicable]

           (j)    [Not applicable]

                                                             Page 15 of 95 Pages
                                  SCHEDULE 13D

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) The aggregate number and percentage (based on 1,085,820 shares of Stock outstanding as reported in Resource General's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1996) of Stock beneficially owned by and as to which there is a right to acquire with respect to each of the Reporting Persons and the Reporting Group as a whole are as follows:

NOTE: The shares listed as beneficially owned by the individual Reporting Persons are exclusive of shares that such Reporting Persons beneficially own by virtue of their membership interest in Phoenix.
          Item 5(b) provides a narrative description of each Reporting Person's interest in Phoenix with respect to the voting or disposition of such shares.


                        CURRENTLY BENEFICIALLY OWNED           RIGHT TO ACQUIRE(2)                  AGGREGATE
NAME                     NUMBER OF       PERCENT OF       NUMBER OF       PERCENT OF        NUMBER OF       PERCENT OF
                          SHARES         OUTSTANDING        SHARES        OUTSTANDING        SHARES        OUTSTANDING
Phoenix                  160,000(3)          14.8%          235,500           21.7%           310,000          28.6%
Bob Binsky               159,874(4)          14.7%            ---                             159,874          14.7%
Michael W. Gardner         1,000               .1%            ---                               1,000            .1%
Theodore P. Schwartz     162,148(5)          14.9%            ---                             162,148          14.9%
Charles T. Sherman       239,798(6)          22.1%            ---                             239,798          22.1%
Kenneth J. Warren            0                ---             ---                                0              ---
Reporting Group          572,820(7)          52.8           235,500           21.7%           572,820          52.8%

----------
2 Phoenix has assumed all of Mr. Sherman's and Mr. Schwartz's obligations under the Gillmor Agreement and the Brownfield Agreements. The 235,500 shares of Stock as to which Phoenix has a right to acquire represent the remaining shares of Stock yet to be purchased under the Gillmor and Brownfield Agreements. Such shares are already reported as beneficially owned by the Reporting Group by virtue of the rights of Phoenix, Mr. Schwartz or Mr. Sherman to vote the Stock by power of proxy.
3 Includes 74,500 shares of Stock owned outright by Phoenix as of February 1, 1997, and 85,500 shares of Stock yet to be purchased from the Brownfields as to which Phoenix has the power to vote by proxy. Each of the Reporting Persons shares the power to vote or direct the voting and to dispose or direct the disposition of the 160,000 shares of Stock beneficially owned by Phoenix by virtue of each of the Reporting Persons being a member in Phoenix.
4 Includes 20,000 shares subject to existing, unexercised options.
5 Includes 150,000 shares of Stock yet to be acquired from Mr. Gillmor with respect to which Mr. Schwartz and Mr. Sherman share the power to vote by virtue of a proxy granted by Mr. Gillmor. Such shares are also reported as beneficially owned by Mr. Sherman and Phoenix.
6 Includes 19,000 shares subject to existing, unexercised options. Also includes 150,000 shares of Stock yet to be acquired from Mr. Gillmor with respect to which Mr. Sherman and Mr. Schwartz share the power to vote by virtue of a proxy granted by Mr. Gillmor. Such shares are also reported as beneficially owned by Mr. Schwartz and Phoenix.
7 The 150,000 shares of Stock as to which Mr. Schwartz and Mr. Sherman share the power to vote are only counted once in determining the aggregate number of shares beneficially owned by the Reporting Group.


                                                             Page 16 of 95 Pages

                                  SCHEDULE 13D

           (b) PHOENIX. Phoenix has the sole power to vote or direct the voting of and to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix. Phoenix has the sole power to vote or direct the voting of the 85,500 shares of Stock yet to be purchased under the Brownfield Agreements as to which Phoenix has the power to vote by proxy. See Item 6 for a discussion of the manner in which shares owned or voted by Phoenix will be voted.

                  MR. BINSKY. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the 30,640 shares of the Stock reported as beneficially owned by Mr. Binsky which are owned, and were purchased, by Michael Tsao but are owned of record by Mr. Binsky. Mr. Binsky has the sole power to vote or direct the voting and to dispose or direct the disposition of the remaining 109,234 shares of Stock currently beneficially owned by him (exclusive of 20,000 unissued shares reported as beneficially owned by Mr. Binsky which are the subject of currently issued but unexercised options). Mr. Binsky shares the power to vote or direct the voting of and the power to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix by virtue of his 28.5% membership interest in Phoenix. Also by virtue of his membership interest in Phoenix, Mr. Binsky shares the power to vote or direct the voting of 85,500 of the shares of Stock reported as beneficially owned by Phoenix as to which Phoenix has the right to vote under proxies granted by the Brownfields.

                      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of Michael Tsao are as follows:

                           Michael Tsao
                           President
                           Kahiki Food, Inc.
                           3583 E. Broad Street
                           Columbus, OH  43213
                           (Restaurant)

                      Mr. Tsao has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                      Mr. Tsao has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

                                                             Page 17 of 95 Pages

                                  SCHEDULE 13D


                      Federal or State securities laws or finding any violation with respect to such laws.

                      Michael Tsao is a citizen of the United States of America.

                  MR. GARDNER. Mr. Gardner shares the power to vote or direct the voting and to dispose or direct the disposition of 1,000 shares of Stock currently beneficially owned by him with his wife as joint tenant owners of the Stock. Mr. Gardner shares the power to vote or direct the voting of and the power to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix by virtue of his 5.0% membership interest in Phoenix. Also by virtue of his membership interest in Phoenix, Mr. Gardner shares the power to vote or direct the voting of 85,500 of the shares of Stock reported as beneficially owned by Phoenix as to which Phoenix has the right to vote under proxies granted by the Brownfields.

                  MR. SCHWARTZ. Mr. Schwartz has the sole power to vote or direct the voting and to dispose or direct the disposition of 12,148 shares of the Stock currently beneficially owned by him. Mr. Schwartz shares the power to vote or direct the voting of and the power to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix by virtue of his 31.667% membership interest in Phoenix. Also by virtue of his membership interest in Phoenix, Mr. Schwartz shares the power to vote or direct the voting of 85,500 of the shares of Stock reported as beneficially owned by Phoenix as to which Phoenix has the right to vote under proxies granted by the Brownfields. Mr. Schwartz also shares with Mr. Sherman the power to vote or direct the voting of 150,000 shares of Stock reported as beneficially owned by him by virtue of a proxy granted by Mr. Gillmor.

                  MR. SHERMAN. Mr. Sherman's wife has sole voting and dispositive power with respect to 200 shares reported as beneficially owned by Mr. Sherman. Mr. Sherman has the sole power to vote or direct the voting and to dispose or direct the disposition of 70,598 shares of Stock currently beneficially owned by him (exclusive of 19,000 unissued shares reported as beneficially owned by Mr. Sherman which are the subject of currently issued but unexercised options). Mr. Sherman shares the power to vote or direct the voting of and the power to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix by virtue of his .667% membership interest in Phoenix. Also by virtue of his membership interest in Phoenix, Mr. Sherman shares the power to vote or direct the voting of 85,500 of the shares of Stock reported as beneficially owned by Phoenix as to which Phoenix has the right to vote under proxies granted by the Brownfields. Mr. Sherman also shares with Mr. Schwartz the power to vote or direct the voting of 150,000 shares of Stock reported as beneficially owned by him by virtue of a proxy granted by Mr. Gillmor.

                                                             Page 18 of 95 Pages

                                  SCHEDULE 13D

                  MR. WARREN. Mr. Warren shares the power to vote or direct the voting of and the power to dispose or direct the disposition of the 74,500 shares of Stock owned outright by Phoenix by virtue of his 3.167% membership interest in Phoenix. Also by virtue of his membership interest in Phoenix, Mr. Warren shares the power to vote or direct the voting of 85,500 of the shares of Stock reported as beneficially owned by Phoenix as to which Phoenix has the right to vote under proxies granted by the Brownfields.

           (c) The transactions in the shares of Stock of Resource General related to the Gillmor Agreement and the Brownfield Agreements are described in Item 3. No transactions in the Stock of Resource General have been effected by the Reporting Persons during the past 60 days other than as so described. However, as of April 23, 1996, Mr. Sherman disclaims any power to vote or direct the vote or any power to dispose or direct the disposition of 14,220 shares of Stock owned by his parents previously reported as beneficially owned by Mr. Sherman in the Schedule 13D filed by the Reporting Group on April 4, 1996.

           (d) Michael Tsao has the right to receive the proceeds from the sale of 30,640 shares of the Stock owned by Mr. Binsky.

           (e)    [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           ACQUISITION AGREEMENTS. The Gillmor Agreement and the Brownfield Agreements are described above in Item 3. The Gillmor Agreement is attached as Exhibit A and the Brownfield Agreements are attached as Exhibit D.

           PROXIES. In connection with the Gillmor Agreement, Mr. Schwartz and Mr. Sherman were granted the authority to vote the shares owned by Mr. Gillmor not yet purchased under the Gillmor Agreement. A copy of the proxy is attached as Exhibit C. In connection with the Brownfield Agreements, Mr. Schwartz and Mr. Sherman were granted the authority to vote the shares not yet purchased under the Brownfield Agreements. Copies of the proxies are attached as Exhibit E. Mr. Schwartz and Mr. Sherman have assigned the authority to vote the Brownfield shares to Phoenix. A copy of such assignment is attached as Exhibit F.

           FORMATION OF PHOENIX MANAGEMENT, LTD. The Reporting Persons formed Phoenix Management, Ltd., an Ohio limited liability company, on July 31, 1996. A copy of the Operating Agreement for Phoenix is attached as Exhibit G. Pursuant to Section 9.2 of the Operating Agreement, Phoenix has assumed Mr. Sherman's and Mr. Schwartz's

                                                             Page 19 of 95 Pages

                                  SCHEDULE 13D


           obligations under the Gillmor Agreement and the Brownfield Agreements. Shares of Stock acquired pursuant to the agreements will be owned of record by Phoenix.

           The interest of the Reporting Persons in Phoenix is as follows:


                       NAME                                PERCENTAGE INTEREST
                       ----                                -------------------

              Charles T. Sherman                                31.667%
              Theodore P. Schwartz                              31.667%
              Bob Binsky                                        28.500%
              Michael W. Gardner                                 5.00%
              Kenneth J. Warren                                  3.167%

           The shares of Stock held by Phoenix will be voted consistent with the vote of a majority in interest of Phoenix. Pursuant to the Operating Agreement of Phoenix, the Reporting Persons have agreed

           (i) to vote shares of Stock owned by them individually in the same manner as the shares of Stock owned by Phoenix are voted; and

           (ii) generally, that they cannot transfer or sell shares of Stock owned by them individually without giving the remaining Reporting Persons a first right to purchase such shares.

           LOAN AGREEMENT. See Item 3 for a discussion of the Loan between Phoenix and PH Hydraulics and Automation, Inc. A copy of the note evidencing the Loan is attached as Exhibit H.

 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A -- Gillmor Agreement -- Page 22
            Exhibit B -- Cognovit Note to Gillmor -- Page 25
            Exhibit C -- Proxy to Mr. Schwartz and Mr. Sherman from Gillmor -- Page 27
            Exhibit D -- Brownfield Agreements -- Page 28
            Exhibit E -- Proxies from Brownfields to Mr. Sherman and Mr. Schwartz -- Page 41
            Exhibit F -- Assignment of Brownfield Proxies to Phoenix -- Page 45
            Exhibit G -- Operating Agreement of Phoenix -- Page 46
            Exhibit H -- Note from Phoenix to PH Hydraulics and Automation, Inc. -- Page 86
            Exhibit I -- Joint Filing Agreement -- Page 95


                                                             Page 20 of 95 Pages

                                  SCHEDULE 13D



SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Charles T. Sherman, Member
                                   --------------------------------------------
                                   Phoenix Management, Ltd.,
                                   by Charles T, Sherman, a Member

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Bob Binsky
                                   --------------------------------------------
                                   Bob Binsky

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Michael W. Gardner
                                   -------------------------------------------
                                   Michael W. Gardner

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Theodore P. Schwartz
                                   --------------------------------------------
                                   Theodore P. Schwartz

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Charles T. Sherman
                                   --------------------------------------------
                                   Charles T. Sherman

                                                             Page 21 of 95 Pages

                                  SCHEDULE 13D

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997
                                   /s/ Kenneth J. Warren
                                   --------------------------------------------
                                   Kenneth J. Warren

                                                             Page 22 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT A
                            STOCK PURCHASE AGREEMENT

         PAUL M. GILLMOR, P.O. Box 123, Old Fort, Ohio 44861 is hereafter referred to as "Seller". THEODORE P. SCHWARTZ, 3817 Lyon Drive. Columbus, Ohio 43220 and CHARLES T. SHERMAN, 354 Whitaker Ave. South, Powell, Ohio 43057 are hereafter referred to as "Buyers". Seller and Buyers state and agree as follows:

         1. Seller desires to sell to Buyers and Buyers desire to purchase from Seller all 200,000 shares of Seller's common stock of Resource General Inc., an Ohio Corporation (hereinafter referred to as "RGI") at a price of $1.25 per share.

         2. Buyers shall, on or before June 7, 1996 pay $50,000.00 to Seller and Seller shall thereupon transfer 40,000 shares of RGI to Buyers.

         3. Buyers shall at the same time as the $50,000 is paid pursuant to paragraph 2 execute and deliver to Seller a promissory note ("note") in the face amount of $200,000 and bearing interest at 4% per annum to evidence Buyer's obligation to purchase Seller's remaining 160,000 shares of RGI. A copy of the note is attached hereto. The payment and purchase schedule shall be as follows:



                                                                                     SHARES
                                                                  TOTAL              TRANS-             BALANCE
       DATE              PRINCIPAL           INTEREST             PAID               FERRED              OWING

        --                    --               --                  --                   --               200,000
Nov. 1, 1996                 6,250            4,000              10,250                5,000             193,750
Feb. 1, 1997                 6,250            1,937.50            8,187.50             5,000             187,500
May 1, 1997                  6,250            1,875               8,125                5,000             181,250
Aug. 1, 1997                 6,250            1,812.50            8,062.50             5,000             175,000
Nov. 1, 1997                12,500            1,750              14,250               10,000             162,500
Feb. 1, 1998                12,500            1,625              14,125               10,000             150,000
May 1, 1998                 12,500            1,500              14,000               10,000             137,500
Aug. 1, 1998                12,500            1,375              13,875               10,000             125,000
Nov. 1, 1998                12,500            1,250              13,750               10,000             112,500
Feb. 1, 1999                12,500            1,125              13,625               10,000             100,000
May 1, 1999                 12,500            1,000              13,500               10,000              87,500
Aug. 1, 1999                12,500              875              13,375               10,000              75,000
Nov. 1, 1999                18,750              750              19,500               15,000              56,250
Feb. 1, 2000                18,750              562.50           19,312.50            15,000              37,500
May 1, 2000                 18,750              375              19,125               15,000              18,750
Aug. 1, 2000                18,750              187.50           18,937.50            15,000                   0

Total                -------------      --------------      --------------     --------------
                           200,000           22,000             222,000              160,000


                                                             Page 23 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT A

         4. At such time as the $50,000.00 payment is made pursuant to paragraph 2 and the note executed and delivered, Seller shall execute and deliver to Buyers a proxy to vote all of Seller's remaining shares which proxy shall be irrevocable through August 2, 2000, so long as Buyers are not in default on the note. Should Buyers default on the note, Seller may send the Corporation's statutory agent, president, or secretary a notice of the cancellation of the proxy. A copy of the proxy is attached hereto.

         5. Seller will transfer shares to Buyers as the shares are paid for pursuant to the above schedule, with Buyers having full right of prepayment. Seller will not transfer any shares to anyone other than Buyers, nor grant a security interest in the stock, so long as Buyers are not in default on the note.

         6. Buyers may, as the shares are transferred to them, register them as they wish.

         7. Buyers are, jointly and severally, obligated to purchase all of Seller's RGI stock regardless of any decrease in the value of the stock or of the business, including the stock becoming wholly worthless. Buyers will be in default on the note should any payments not be made in full. Seller shall have no obligation to attempt to find a substitute purchaser for any or all of the remaining stock should Buyers breach the terms of the note.

         8. Buyers, as part of the consideration for this Agreement, grant to Seller an option to purchase from time to time not to exceed a total of 20,000 shares of RGI common stock at a price of $1.00 per share which option must be exercised by August 1, 2002. This option may be transferred, at death or otherwise, to Seller's son and/or Seller's daughter and/or the trustee or successor trustee of any trust of which Seller is the trustee, settlor or beneficiary. If the option is exercised Buyers have no obligation or right to repurchase the stock pursuant to this agreement. Buyers agree that no RGI stock will be sold to anyone else for less than $1.00 per share prior to August 2, 2002. Buyers shall retain a sufficient number of shares in their names through August 2, 2002 so that this option may be exercised.

         9. Neither Seller nor Buyers have made any representations to the other as to the value of the stock and each has done such investigation as to the value of the stock as each deems appropriate under the circumstances.

         10. Buyers shall at their expense make all appropriate filings, if any, with the Securities and Exchange Commission, Ohio Division of Securities and all other governmental agencies. Seller will cooperate with Buyers in making the filings.

         11. Seller and Buyers will not publicize this agreement other than as may be required in any governmental filings.

                                                             Page 24 of 95 Pages

                                  SCHEDULE 13D




                                                                       EXHIBIT A

         12. Should Seller die prior to the completion of this agreement, Seller's stock shall pass to Seller's estate subject to the terms of this agreement. The person or persons who take Seller's stock upon Seller's death take the stock subject to the terms of this agreement.



                                            /s/ Paul M. Gillmor
                                            -----------------------------------
                                            Paul M. Gillmor

                                            June 6, 1996



                                            /s/ Theodore P. Schwartz
                                            -----------------------------------
                                            Theodore P. Schwartz

                                            June 6, 1996



                                            /s/ Charles T. Sherman
                                            -----------------------------------
                                            Charles T. Sherman

                                            June 6, 1996

                                                             Page 25 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT B

                       COGNOVIT NOTE, INSTALLMENT PAYMENTS

$200,000                                 Executed in Tiffin, Ohio, June 6, 1996
         For value received, the undersigned jointly and severally promise to pay to the order of PAUL M. GILLMOR P.O. Box 123, Old Fort, Ohio 44861 at Old Fort, Ohio, on or before August 1, 2000, the sum of Two Hundred Thousand and 00/100 Dollars, with interest from the date hereof at the rate of four percent (4%) per annum, payable according to the following schedule:


DATE                 PRINCIPAL           INTEREST         TOTAL            BALANCE
                                                          PAID             OWING
-                    -             -                   -                    200,000
Nov. 1, 1996              6,250          4,000            10,250            193,750
Feb. 1, 1997              6,250          1,937.50          8,187.50         187,500
May 1, 1997               6,250          1,875             8,125            181,250
Aug. 1, 1997              6,250          1,812.50          8,062.50         175,000
Nov. 1, 1997             12,500          1,750            14,250            162,500
Feb. 1, 1998             12,500          1,625            14,125            150,000
May 1, 1998              12,500          1,500            14,000            137,500
Aug. 1, 1998             12,500          1,375            13,875            125,000
Nov. 1, 1998             12,500          1,250            13,750            112,500
Feb. 1, 1999             12,500          1,125            13,625            100,000
May 1, 1999              12,500          1,000            13,500             87,500
Aug. 1, 1999             12,500            875            13,375             75,000
Nov. 1, 1999             18,750            750            19,500             56,250
Feb. 1, 2000             18,750            562.50         19,312.50          37,500
May 1, 2000              18,750            375            19,125.00          18,750
Aug. 1, 2000             18,750            187.50         18,937.50               0
                        -------          -------           --------
Total                   200,000         22,000           222,000

         In the event of non-payment of any installment of principal or interest hereunder, when due or within ten (10) days thereafter, the entire balance of principal then remaining unpaid, with accrued interest thereon, shall at once become due and payable at the option of the holder hereof, without notice or demand.

                                                             Page 26 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT B

         The marker(s) and indorser(s) hereof hereby authorize any attorney at law to appear in any court of record of the State of Ohio or any other State in the United States at any time after this note becomes due, whether by acceleration or otherwise, and to waive the issuing and service of process and confess a judgment in favor of the legal holder hereof against the maker(s) and indorser(s), or either or any one or more of them, for the amount of principal and interest then appearing due upon this note, together with costs of suit and to release all errors and waive all right of appeal. This note did NOT arise out of a consumer loan or consumer trans-action. This note did NOT arise out of a transaction which was primarily for personal, family or household purposes. This note arose out of a business transaction.

         The maker(s) and indorser(s) hereof hereby waive presentment, demand, notice of dishonor, protest and notice of non-payment and protest. Each of the undersigned has executed this instrument in the capacity of maker, regardless of the location of his signature.

WARNING --- BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME, A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

 /s/ Theodore P. Schwartz                            /s/ Charles T. Sherman
---------------------------                          --------------------------
Theodore P. Schwartz                                 Charles T. Sherman
3817 Lyon Drive                                      354 Whitaker Ave. South
Columbus, Ohio 43220                                 Powell, Ohio 43057

                                                             Page 27 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT C

                                      PROXY


         The undersigned shareholder in RESOURCE GENERAL INCORPORATED hereby appoints TED SCHWARTZ and C.T. SHERMAN, and each of them, either of them and the survivor of them as agent for and in the name of the undersigned, to vote, according to the number of votes which the undersigned would then be entitled to cast and with all of the powers which the undersigned would be entitled to exercise if personally present at each and every regular, annual or special meeting of the shareholders of the Corporation held on or before August 2, 2000, upon any matter coming before such meeting and does hereby revoke all proxies heretofore given by the undersigned as a shareholder in said corporation. This Proxy may be revoked only pursuant to the terms of an agreement dated June 6, 1996 between the undersigned and the above named agents. This Proxy expires August 2, 2000.



                                             /s/ Paul M. Gillmor
                                            -------------------------------
                                            Paul M. Gillmor
                                            P.O. Box 123
                                            Old Fort, Ohio  44861

                                            June 6, 1996

                                                             Page 28 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D
                            STOCK PURCHASE AGREEMENT

         CHARLOTTE BROWNFIELD (a.k.a. Charlotte Huddle) individually and as Trustee of that certain Trust, Candace Brownfield Trust, Charlotte Brownfield, as Trustee, dated April 24, 1992 (the "Trust"), 3310 Creek Road, Sunbury, Ohio, is hereafter referred to as "Seller". Charles T. Sherman and Theodore P. Schwartz are hereafter referred to as "Buyer". Seller and Buyer state and agree as follows:

               1. Seller desires to sell to Buyer and Buyer desires to purchase from Seller all Sixty Three Thousand Three Hundred and Seventy-Two (63,372) shares of common stock of Resource General Corporation, an Ohio corporation (hereinafter referred to as "RGC"), owned by Seller individually (43,372) or by the Trust (20,000) at a price of $1.25 per share. Seller, in her capacity as Trustee of the Trust, shall sell and Buyer shall purchase, upon the terms and conditions set forth herein, such additional shares of RGC as are transferred to the Trust by Candace Brownfield or Diana B. McBee pursuant to the terms of certain Stock Purchase Agreements between Buyer and Candace Brownfield and Buyer and Diana B. McBee, each dated September 11, 1996, provided such shares were owned of record on the books of RGC by Candace Brownfield or Diana B. McBee on September 11, 1996.

         2. Charles T. Sherman loaned to Seller Twenty Thousand Dollars ($20,000) as evidenced by that certain Term Promissory Note executed by Seller dated April 16, 1996 (the "Brownfield Note"), and in connection therewith Seller executed that certain Pledge Agreement dated April 16, 1996, pursuant to which Seller pledged 26,000 shares of RGC stock represented by Certificates 2008, 10426 and 11107.

         3. Concurrently with the signing of this Agreement, Schwartz, Warren and Ramirez, as Escrow Agent under that certain Escrow Agreement between Seller, Buyer and Schwartz, Warren & Ramirez executed in connection herewith, shall transfer Sixteen Thousand (16,000) of the shares of stock represented by Certificate 11107 to Buyer in satisfaction of the indebtedness under the Brownfield Note. Upon transfer of such shares to Buyer, the Brownfield Note will be deemed paid in full and returned to Seller and the Pledge Agreement shall be deemed rescinded. The remaining 4,000 shares represented by Certificate 11107 and the 6,000 shares represented by Certificates 2008 and 10426 shall be held by the Escrow Agent under the Escrow Agreement.

         4. The debt due for the purchase of Seller's remaining 47,372 shares of RGC stock (the "Shares") shall bear interest at 4% per annum which interest shall begin to accrue on the date that the first payment is due hereunder. The payment and purchase schedule shall be as set forth on the attached Exhibit A. The Buyer shall have the right to make prepayments at any time of the principal amount, in whole or in part, without notice. Each prepayment shall be without premium or penalty, and shall be applied to the principal installments in inverse order of maturity. The Buyer shall make all payments of principal and interest under this Agreement to the Escrow Agent at the following address:
Schwartz, Warren & Ramirez, Attention: D. David

                                                             Page 29 of 95 Pages

                                  SCHEDULE 13D



                                                                       EXHIBIT D

Carroll, 41 South High Street, Suite 2300, Columbus, Ohio 43215. If any payment of principal or interest under this Agreement shall become due on a day that ordinary mail is not normally delivered, such payment shall be due and payable upon the next succeeding day upon which ordinary mail is normally delivered.

         5. Seller shall execute and deliver to Buyer a proxy to vote all of the Shares which proxy shall be irrevocable through August 1, 2001. A copy of the proxy is attached hereto.

         6. Concurrently with the signing of this Agreement, Seller is delivering to the Escrow Agent the certificates representing the Shares accompanied by stock transfer powers duly endorsed in blank, with her signature guaranteed with a guaranteed medallion. The Escrow Agent shall promptly deliver payments made under this Agreement to Seller and shall deliver the appropriate number of Shares to the Buyer. If the Seller has not received a payment as provided in this Agreement, the Seller shall deliver a notice forthwith to Buyer stating the date any such missing payment was due and the amount of the unreceived payment.

         7. Neither Seller nor Buyer have made any representations to the other as to the value of the stock and each has done such investigation as to the value of the stock as each deems appropriate under the circumstances. Seller does represent that she has the full authority to transfer the Shares and that upon the delivery of the certificates representing the Shares to the Buyer and payment in full of the purchase price therefor, good title to the Shares so delivered will have been transferred to the Buyer free of any adverse claim.

         8. Buyer shall at its expense make all appropriate filings which are required to be made by Buyer, if any, with the Securities and Exchange Commission, Ohio Division of Securities and all other governmental agencies. Seller will cooperate with Buyer in making the filings.

         9. Seller and Buyer will not publicize this Agreement other than as may be required in any governmental filings or by applicable law.

         10. This Agreement may be assigned by Buyer at any time to an entity formed by Buyer for the purpose of holding ownership of the Shares acquired by Buyer.

                                                             Page 30 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D

SELLER:                                              BUYER:


  /s/ Charlotte Brownfield (Aka Charlotte Huddle)    /s/ Charles T. Sherman
-------------------------------------------------    --------------------------
  Charlotte Brownfield, Individually and as          Charles T. Sherman
  Trustee
  Dated:  September 11, 1996                         Date: September 11, 1996


                                                     /s/ Theodore P. Schwartz
                                                     --------------------------
                                                     Theodore P. Schwartz

                                                     Date: September 11, 1996

                                                             Page 31 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D


                                              BROWNFIELD TRANSACTION
                                           PURCHASE AND PAYMENT SCHEDULE
                                                                                                   SHARES
           DATE                   PRINCIPAL            INTEREST               TOTAL             TRANSFERRED           CUMULATIVE
           ----                   ---------            --------               -----             -----------           ----------
September 11, 1996                 25,000.00                 0              25,000.00(8)            20,000                20,000
September 11, 1996             See footnote 2                0               2,756.25(9)             2,250                22,250
November 1, 1996               See footnote 2                0                   0                       0                22,250
February 1, 1997                    2,812.50             1,096.88            3,909.38                2,250                24,500
May 1, 1997                         2,812.50             1,068.75            3,881.25                2,250                26,750
August 1, 1997                      2,812.50             1,040.63            3,853.13                2,250                29,000
November 1, 1997                    5,625.00             1,012.50            6,637.50                4,500                33,500
February 1, 1998                    5,625.00               956.25            6,581.25                4,500                38,000
May 1, 1998                         5,625.00               900.00            6,525.00                4,500                42,500
August 1, 1998                      5,625.00               843.75            6,468.75                4,500                47,000
November 1, 1998                    5,625.00               787.50            6,412.50                4,500                51,500
February 1, 1999                    5,625.00               731.25            6,356.25                4,500                56,000
May 1, 1999                         5,625.00               675.00            6,300.00                4,500                60,500
August 1, 1999                      5,625.00               618.75            6,243.75                4,500                65,000
November 1, 1999                    5,625.00               562.50            6,187.50                4,500                69,500
February 1, 2000                    5,625.00               506.25            6,131.25                4,500                74,000
May 1, 2000                         5,625.00               450.00            6,075.00                4,500                78,500
August 1, 2000                      5,625.00               393.75            6,018.75                4,500                83,000
November 1, 2000                    8,437.50               337.50            8,775.00                6,750                89,750
February 1, 2001                    8,437.50               253.13            8,690.63                6,750                96,500
May 1, 2001                         8,437.50               168.75            8,606.25                6,750               103,250
August 1, 2001                      8,437.50                84.38           10,523.88                6,750               110,000
                                  ----------            ---------          ----------              -------               -------
                                  137,443.75            12,487.52          149,931.27              110,000               110,000
                                  ==========            =========          ==========              =======               =======

----------
SELLER AND BUYER AGREE THAT PAYMENTS BY BUYER WILL BE MADE PAYABLE AS FOLLOWS:
56% TO THE CANDACE BROWNFIELD TRUST AND 44% TO CHARLOTTE HUDDLE. PAYMENTS WILL BE MADE TO THE ESCROW AGENT UNDER THAT CERTAIN ESCROW AGREEMENT BETWEEN EACH OF SELLERS AND BUYER AND THE ESCROW AGREEMENT DATED AS OF SEPTEMBER 11, 1996.


8 The $25,000 in consideration was paid by the forgiveness of debt evidenced by that certain Term Promissory Note executed by Charlotte Brownfield in favor of Charles T. Sherman dated April 16, 1996 in the principal amount of $20,000 and that certain Term Promissory Note executed by Lyman Brownfield in favor of Charles T. Sherman dated April 18, 1996 in the principal amount of $5,000.
9 The November 1 payment was paid on September 11, 1996 at a discounted rate ($2,756.25) by agreement of the parties.

                                                             Page 32 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D

                            STOCK PURCHASE AGREEMENT

         LYMAN BROWNFIELD, 35 Eastmoor Boulevard, Columbus, Ohio, is hereafter referred to as "Seller". Charles T. Sherman and Theodore P. Schwartz are hereafter referred to as "Buyer". Seller and Buyer state and agree as follows:

         1. Seller desires to sell to Buyer and Buyer desires to purchase from Seller Seven Thousand Eight Hundred and Sixty-Six (7,866) shares of common stock of Resource General Corporation, an Ohio corporation (hereinafter referred to as "RGC"), owned by Seller at a price of $1.25 per share.

         2. Charles T. Sherman loaned to Seller Five Thousand Dollars ($5,000) as evidenced by that certain Term Promissory Note executed by Seller dated April 8, 1996 (the "Brownfield Note"), and in connection therewith Seller executed that certain Pledge Agreement dated April 8, 1996, pursuant to which Seller pledged 4,064 shares of RGC stock represented by Certificates 10573 and 11017.

         3. Concurrently with the signing of this Agreement, Schwartz, Warren & Ramirez, as Escrow Agent under that certain Escrow Agreement between Seller, Buyer and Schwartz, Warren & Ramirez executed in connection herewith, shall transfer the Four Thousand Sixty-Four (4,064) shares of stock represented by Certificates 10573 and 11017 to Buyer in satisfaction of the indebtedness under the Brownfield Note. Upon transfer of such shares to Buyer, the Brownfield Note will be deemed paid in full and returned to Seller and the Pledge Agreement shall be deemed rescinded.

         4. The debt due for the purchase of Seller's remaining 3,802 shares of RGC stock (the "Shares") shall bear interest at 4% per annum which interest shall begin to accrue on the date that the first payment is due hereunder. The payment and purchase schedule shall be as set forth on the attached Exhibit A. The Buyer shall have the right to make prepayments at any time of the principal amount, in whole or in part, without notice. Each prepayment shall be without premium or penalty, and shall be applied to the principal installments in inverse order of maturity. The Buyer shall make all payments of principal and interest under this Agreement to the Escrow Agent at the following address:
Schwartz, Warren & Ramirez, Attention: D. David Carroll, 41 South High Street, Suite 2300, Columbus, Ohio 43215. If any payment of principal or interest under this Agreement shall become due on a day that ordinary mail is not normally delivered, such payment shall be due and payable upon the next succeeding day upon which ordinary mail is normally delivered.

         5. Seller shall execute and deliver to Buyer a proxy to vote all of the Shares which proxy shall be irrevocable through August 1, 2001. A copy of the proxy is attached hereto.

                                                             Page 33 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT D

         6. Concurrently with the signing of this Agreement, Seller is delivering to the Escrow Agent the certificates representing the Shares accompanied by stock transfer powers duly endorsed in blank, with his signature guaranteed with a guaranteed medallion. The Escrow Agent shall promptly deliver payments made under this Agreement to Seller and shall deliver the appropriate number of Shares to the Buyer. If the Seller has not received a payment as provided herein, the Seller shall deliver a notice forthwith to Buyer stating the date any such missing payment was due and the amount of the unreceived payment.

         7. Neither Seller nor Buyer have made any representations to the other as to the value of the stock and each has done such investigation as to the value of the stock as each deems appropriate under the circumstances. Seller does represent that he has the full authority to transfer the Shares and that upon the delivery of the certificates representing the Shares to the Buyer and payment in full of the purchase price therefor, good title to the Shares so delivered will have been transferred to the Buyer free of any adverse claim.

         8. Buyer shall at its expense make all appropriate filings which are required to be made by Buyer, if any, with the Securities and Exchange Commission, Ohio Division of Securities and all other governmental agencies. Seller will cooperate with Buyer in making the filings.

         9. Seller and Buyer will not publicize this Agreement other than as may be required in any governmental filings or by applicable law.

         10. This Agreement may be assigned by Buyer at any time to an entity formed by Buyer for the purpose of holding ownership of the Shares acquired by Buyer.

SELLER:                                    BUYER:

/s/ Lyman Brownfield                       /s/ Charles T. Sherman
--------------------                      -----------------------------
Lyman Brownfield                           Charles T. Sherman
Dated:  September 11, 1996
                                           Date: September 11, 1996


                                           /s/ Theodore P. Schwartz
                                           ----------------------------
                                           Theodore P. Schwartz

                                           Date: September 11, 1996

                                                             Page 34 of 95 Pages

                                  SCHEDULE 13D


                                                                      EXHIBIT D
                                                                      ---------

                                              BROWNFIELD TRANSACTION
                                           PURCHASE AND PAYMENT SCHEDULE
                                                                                                   SHARES
           DATE                   PRINCIPAL            INTEREST               TOTAL             TRANSFERRED           CUMULATIVE
           ----                   ---------            --------               -----             -----------           ----------
September 11, 1996                 25,000.00                 0              25,000.00(10)           20,000                20,000
September 11, 1996             See footnote 2                0               2,756.25(11)            2,250                22,250
November 1, 1996               See footnote 2                0                   0                       0                22,250
February 1, 1997                    2,812.50             1,096.88            3,909.38                2,250                24,500
May 1, 1997                         2,812.50             1,068.75            3,881.25                2,250                26,750
August 1, 1997                      2,812.50             1,040.63            3,853.13                2,250                29,000
November 1, 1997                    5,625.00             1,012.50            6,637.50                4,500                33,500
February 1, 1998                    5,625.00               956.25            6,581.25                4,500                38,000
May 1, 1998                         5,625.00               900.00            6,525.00                4,500                42,500
August 1, 1998                      5,625.00               843.75            6,468.75                4,500                47,000
November 1, 1998                    5,625.00               787.50            6,412.50                4,500                51,500
February 1, 1999                    5,625.00               731.25            6,356.25                4,500                56,000
May 1, 1999                         5,625.00               675.00            6,300.00                4,500                60,500
August 1, 1999                      5,625.00               618.75            6,243.75                4,500                65,000
November 1, 1999                    5,625.00               562.50            6,187.50                4,500                69,500
February 1, 2000                    5,625.00               506.25            6,131.25                4,500                74,000
May 1, 2000                         5,625.00               450.00            6,075.00                4,500                78,500
August 1, 2000                      5,625.00               393.75            6,018.75                4,500                83,000
November 1, 2000                    8,437.50               337.50            8,775.00                6,750                89,750
February 1, 2001                    8,437.50               253.13            8,690.63                6,750                96,500
May 1, 2001                         8,437.50               168.75            8,606.25                6,750               103,250
August 1, 2001                      8,437.50                84.38           10,523.88                6,750               110,000
                                 -----------           ----------          ----------              -------               -------

                                  137,443.75            12,487.52          149,931.27              110,000               110,000
                                  ==========          ===========          ==========              =======               =======

SELLER AND BUYER AGREE THAT PAYMENTS BY BUYER WILL BE MADE PAYABLE AS FOLLOWS:
56% TO THE CANDACE BROWNFIELD TRUST AND 44% TO CHARLOTTE HUDDLE. PAYMENTS WILL BE MADE TO THE ESCROW AGENT UNDER THAT CERTAIN ESCROW AGREEMENT BETWEEN EACH OF SELLERS AND BUYER AND THE ESCROW AGREEMENT DATED AS OF SEPTEMBER 11, 1996.

----------
10 The $25,000 in consideration was paid by the forgiveness of debt evidenced by that certain Term Promissory Note executed by Charlotte Brownfield in favor of Charles T. Sherman dated April 16, 1996 in the principal amount of $20,000 and that certain Term Promissory Note executed by Lyman Brownfield in favor of Charles T. Sherman dated April 18, 1996 in the principal amount of $5,000.
11 The November 1 payment was paid on September 11, 1996 at a discounted rate ($2,756.25) by agreement of the parties.


                                                             Page 35 of 95 Pages

                                  SCHEDULE 13D



                                                                       EXHIBIT D

                            STOCK PURCHASE AGREEMENT

         DIANA B. MC BEE, 35 Eastmoor Boulevard, Columbus, Ohio, is hereafter referred to as "Seller". Charles T. Sherman and Theodore P. Schwartz are hereafter referred to as "Buyer". Seller and Buyer state and agree as follows:

         1. Seller desires to sell to Buyer and Buyer desires to purchase from Seller all Eighteen Thousand Seven Hundred Sixty-Two (18,762) shares of common stock of Resource General Corporation, an Ohio corporation (hereinafter referred to as "RGC"), owned by Seller at a price of $1.25 per share. Seller may transfer such shares to the Candace Brownfield Trust dated April 24, 1992, Charlotte Brownfield Trustee, provided Seller causes such Trust to comply with the terms of this Agreement with respect to any such shares transferred.

         2. The debt due for the purchase of Seller's 18,762 shares of RGC stock (the "Shares") shall bear interest at 4% per annum which interest shall begin to accrue on the date that the first payment is due hereunder. The payment and purchase schedule shall be as set forth on the attached Exhibit A. The Buyer shall have the right to make prepayments at any time of the principal amount, in whole or in part, without notice. Each prepayment shall be without premium or penalty, and shall be applied to the principal installments in inverse order of maturity. The Buyer shall make all payments of principal and interest under this Agreement to the Escrow Agent at the following address: Schwartz, Warren & Ramirez, Attention: D. David Carroll, 41 South High Street, Suite 2300, Columbus, Ohio 43215. If any payment of principal or interest under this Agreement shall become due on a day that ordinary mail is not normally delivered, such payment shall be due and payable upon the next succeeding day upon which ordinary mail is normally delivered.

         3. Seller shall execute and deliver to Buyer a proxy to vote all of the Shares which proxy shall be irrevocable through August 1, 2001. A copy of the proxy is attached hereto.

         4. Concurrently with the signing of this Agreement, Seller is delivering to the Escrow Agent the certificates representing the Shares accompanied by stock transfer powers duly endorsed in blank, with her signature guaranteed with a guaranteed medallion. The Escrow Agent shall promptly deliver payments made under the Note to Seller and shall deliver the appropriate number of Shares to the Buyer. If the Seller has not received a payment as provided in this Agreement, the Seller shall deliver a notice forthwith to Buyer stating the date any such missing payment was due and the amount of the unreceived payment.

         5. Neither Seller nor Buyer have made any representations to the other as to the value of the stock and each has done such investigation as to the value of the stock as each deems appropriate under the circumstances. Seller does represent that she has the full authority to

                                                             Page 36 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D

transfer the Shares and that upon the delivery of the certificates representing the Shares to the Buyer and payment in full of the purchase price therefor, good title to the Shares so delivered will have been transferred to the Buyer free of any adverse claim.

         6. Buyer shall at its expense make all appropriate filings which are required to be made by Buyer, if any, with the Securities and Exchange Commission, Ohio Division of Securities and all other governmental agencies. Seller will cooperate with Buyer in making the filings.

         7. Seller and Buyer will not publicize this Agreement other than as may be required in any governmental filings or by applicable law.

         8. This Agreement may be assigned by Buyer at any time to an entity formed by Buyer for the purpose of holding ownership of the Shares acquired by Buyer.


SELLER:                                      BUYER:


  /s/ Diana Mcbee                            /s/ Charles T. Sherman
----------------------------                 ----------------------------
  Diana McBee                                Charles T. Sherman
  Dated:  September 11, 1996
                                             Date: September 11, 1996


                                             /s/ Theodore P. Schwartz
                                             ----------------------------
                                             Theodore P. Schwartz

                                             Date: September 11, 1996

                                                             Page 37 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D


                                              BROWNFIELD TRANSACTION
                                           PURCHASE AND PAYMENT SCHEDULE


                                                                                           SHARES
             DATE              PRINCIPAL            INTEREST               TOTAL         TRANSFERRED          CUMULATIVE
             ----              ---------            --------               -----         -----------          ----------
September 11, 1996              25,000.00                 0              25,000.00(12)       20,000               20,000
September 11, 1996          See footnote 2                0               2,756.25(13)        2,250               22,250
November 1, 1996            See footnote 2                0                   0                   0               22,250
February 1, 1997                 2,812.50             1,096.88            3,909.38            2,250               24,500
May 1, 1997                      2,812.50             1,068.75            3,881.25            2,250               26,750
August 1, 1997                   2,812.50             1,040.63            3,853.13            2,250               29,000
November 1, 1997                 5,625.00             1,012.50            6,637.50            4,500               33,500
February 1, 1998                 5,625.00               956.25            6,581.25            4,500               38,000
May 1, 1998                      5,625.00               900.00            6,525.00            4,500               42,500
August 1, 1998                   5,625.00               843.75            6,468.75            4,500               47,000
November 1, 1998                 5,625.00               787.50            6,412.50            4,500               51,500
February 1, 1999                 5,625.00               731.25            6,356.25            4,500               56,000
May 1, 1999                      5,625.00               675.00            6,300.00            4,500               60,500
August 1, 1999                   5,625.00               618.75            6,243.75            4,500               65,000
November 1, 1999                 5,625.00               562.50            6,187.50            4,500               69,500
February 1, 2000                 5,625.00               506.25            6,131.25            4,500               74,000
May 1, 2000                      5,625.00               450.00            6,075.00            4,500               78,500
August 1, 2000                   5,625.00               393.75            6,018.75            4,500               83,000
November 1, 2000                 8,437.50               337.50            8,775.00            6,750               89,750
February 1, 2001                 8,437.50               253.13            8,690.63            6,750               96,500
May 1, 2001                      8,437.50               168.75            8,606.25            6,750              103,250
August 1, 2001                   8,437.50                84.38           10,523.88            6,750              110,000
                               ----------            ---------          ----------          -------              -------
                               137,443.75            12,487.52          149,931.27          110,000              110,000
                               ==========            =========          ==========          =======              =======

SELLER AND BUYER AGREE THAT PAYMENTS BY BUYER WILL BE MADE PAYABLE AS FOLLOWS:
56% TO THE CANDACE BROWNFIELD TRUST AND 44% TO CHARLOTTE HUDDLE. PAYMENTS WILL BE MADE TO THE ESCROW AGENT UNDER THAT CERTAIN ESCROW AGREEMENT BETWEEN EACH OF SELLERS AND BUYER AND THE ESCROW AGREEMENT DATED AS OF SEPTEMBER 11, 1996.

----------
12 The $25,000 in consideration was paid by the forgiveness of debt evidenced by that certain Term Promissory Note executed by Charlotte Brownfield in favor of Charles T. Sherman dated April 16, 1996 in the principal amount of $20,000 and that certain Term Promissory Note executed by Lyman Brownfield in favor of Charles T. Sherman dated April 18, 1996 in the principal amount of $5,000.
13 The November 1 payment was paid on September 11, 1996 at a discounted rate ($2,756.25) by agreement of the parties.

                                                             Page 38 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT D

                            STOCK PURCHASE AGREEMENT

         CANDACE BROWNFIELD, 3310 Creek Road, Sunbury, Ohio, is hereafter referred to as "Seller". Charles T. Sherman and Theodore P. Schwartz are hereafter referred to as "Buyer". Seller and Buyer state and agree as follows:

         1. Seller desires to sell to Buyer and Buyer desires to purchase from Seller all Twenty Thousand (20,000) shares of common stock of Resource General Corporation, an Ohio corporation (hereinafter referred to as "RGC"), owned by Seller at a price of $1.25 per share. Seller may transfer such shares to the Candace Brownfield Trust dated April 24, 1992, Charlotte Brownfield Trustee, provided Seller causes such Trust to comply with the terms of this Agreement with respect to any such shares transferred.

         2. The debt due for the purchase of Seller's 20,000 shares of RGC stock (the "Shares") shall bear interest at 4% per annum which interest shall begin to accrue on the date that the first payment is due hereunder. The payment and purchase schedule shall be as set forth on the attached Exhibit A. The Buyer shall have the right to make prepayments at any time of the principal amount, in whole or in part, without notice. Each prepayment shall be without premium or penalty, and shall be applied to the principal installments in inverse order of maturity. The Buyer shall make all payments of principal and interest under this Agreement to the Escrow Agent at the following address: Schwartz, Warren & Ramirez, Attention: D. David Carroll, 41 South High Street, Suite 2300, Columbus, Ohio 43215. If any payment of principal or interest under this Agreement shall become due on a day that ordinary mail is not normally delivered, such payment shall be due and payable upon the next succeeding day upon which ordinary mail is normally delivered.

         3. Seller shall execute and deliver to Buyer a proxy to vote all of the Shares which proxy shall be irrevocable through August 1, 2001. A copy of the proxy is attached hereto.

         4. Concurrently with the signing of this Agreement, Seller is delivering to the Escrow Agent the certificates representing the Shares accompanied by stock transfer powers duly endorsed in blank, with her signature guaranteed with a guaranteed medallion. The Escrow Agent shall promptly deliver payments made under the Note to Seller and shall deliver the appropriate number of Shares to the Buyer. If the Seller has not received a payment as provided in this Agreement, the Seller shall deliver a notice forthwith to Buyer stating the date any such missing payment was due and the amount of the unreceived payment.

         5. Neither Seller nor Buyer have made any representations to the other as to the value of the stock and each has done such investigation as to the value of the stock as each deems appropriate under the circumstances. Seller does represent that she has the full authority to transfer the Shares and that upon the delivery of the certificates representing the Shares to the

                                                             Page 39 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT D

Buyer and payment in full of the purchase price therefor, good title to the Shares so delivered will have been transferred to the Buyer free of any adverse claim.

         6. Buyer shall at its expense make all appropriate filings which are required to be made by Buyer, if any, with the Securities and Exchange Commission, Ohio Division of Securities and all other governmental agencies. Seller will cooperate with Buyer in making the filings.

         7. Seller and Buyer will not publicize this Agreement other than as may be required in any governmental filings or by applicable law.

         8. This Agreement may be assigned by Buyer at any time to an entity formed by Buyer for the purpose of holding ownership of the Shares acquired by Buyer.


SELLER:                                       BUYER:


 /s/ Candace Brownfield                       /s/ Charles T. Sherman
----------------------------                  ---------------------------
 Candace Brownfield                           Charles T. Sherman
 Dated:  September 11, 1996
                                              Date:  September 11, 1996


                                              /s/ Theodore P. Schwartz
                                              ---------------------------
                                              Theodore P. Schwartz

                                              Date:  September 11, 1996

                                                             Page 40 of 95 Pages

                                  SCHEDULE 13D
                                                                      EXHIBIT D

                                              BROWNFIELD TRANSACTION
                                           PURCHASE AND PAYMENT SCHEDULE

                                                                                                       Shares
             DATE             PRINCIPAL            INTEREST               TOTAL              TRANSFERRED          CUMULATIVE
             ----             ---------            --------               -----              -----------          ----------
September 11, 1996             25,000.00                 0              25,000.00(14)            20,000               20,000
September 11, 1996         See footnote 2                0               2,756.25(15)             2,250               22,250
November 1, 1996           See footnote 2                0                   0                        0               22,250
February 1, 1997                2,812.50             1,096.88            3,909.38                 2,250               24,500
May 1, 1997                     2,812.50             1,068.75            3,881.25                 2,250               26,750
August 1, 1997                  2,812.50             1,040.63            3,853.13                 2,250               29,000
November 1, 1997                5,625.00             1,012.50            6,637.50                 4,500               33,500
February 1, 1998                5,625.00               956.25            6,581.25                 4,500               38,000
May 1, 1998                     5,625.00               900.00            6,525.00                 4,500               42,500
August 1, 1998                  5,625.00               843.75            6,468.75                 4,500               47,000
November 1, 1998                5,625.00               787.50            6,412.50                 4,500               51,500
February 1, 1999                5,625.00               731.25            6,356.25                 4,500               56,000
May 1, 1999                     5,625.00               675.00            6,300.00                 4,500               60,500
August 1, 1999                  5,625.00               618.75            6,243.75                 4,500               65,000
November 1, 1999                5,625.00               562.50            6,187.50                 4,500               69,500
February 1, 2000                5,625.00               506.25            6,131.25                 4,500               74,000
May 1, 2000                     5,625.00               450.00            6,075.00                 4,500               78,500
August 1, 2000                  5,625.00               393.75            6,018.75                 4,500               83,000
November 1, 2000                8,437.50               337.50            8,775.00                 6,750               89,750
February 1, 2001                8,437.50               253.13            8,690.63                 6,750               96,500
May 1, 2001                     8,437.50               168.75            8,606.25                 6,750              103,250
August 1, 2001                  8,437.50                84.38           10,523.88                 6,750              110,000
                              ----------            ---------          ----------               -------              -------
                              137,443.75            12,487.52          149,931.27               110,000              110,000
                              ==========            =========          ==========               =======              =======

SELLER AND BUYER AGREE THAT PAYMENTS BY BUYER WILL BE MADE PAYABLE AS FOLLOWS:
56% TO THE CANDACE BROWNFIELD TRUST AND 44% TO CHARLOTTE HUDDLE. PAYMENTS WILL BE MADE TO THE ESCROW AGENT UNDER THAT CERTAIN ESCROW AGREEMENT BETWEEN EACH OF SELLERS AND BUYER AND THE ESCROW AGREEMENT DATED AS OF SEPTEMBER 11, 1996.
----------
14 The $25,000 in consideration was paid by the forgiveness of debt evidenced by that certain Term Promissory Note executed by Charlotte Brownfield in favor of Charles T. Sherman dated April 16, 1996 in the principal amount of $20,000 and that certain Term Promissory Note executed by Lyman Brownfield in favor of Charles T. Sherman dated April 18, 1996 in the principal amount of $5,000.
15 The November 1 payment was paid on September 11, 1996 at a discounted rate ($2,756.25) by agreement of the parties.

                                                             Page 41 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT E

                                IRREVOCABLE PROXY


                TO THE SECRETARY OF RESOURCE GENERAL CORPORATION:

         The undersigned hereby appoints THEODORE SCHWARTZ and CHARLES T. SHERMAN, and each of them severally, with full power of substitution, as proxy for the undersigned and hereby authorizes them to represent and to vote all of the shares of Resource General Corporation (the "Corporation") held of record by the undersigned, or as to which the undersigned has the power to vote, on all matters presented to the Shareholders of the Corporation at any meeting or otherwise, with all the power the undersigned would possess if present in person at any such meeting.

         This Proxy has been delivered in connection with a certain Stock Purchase Agreement dated September 11, 1996 between Lyman Brownfield, as Seller, and Theodore Schwartz and Charles T. Sherman, as Buyer, and is coupled with an interest and is irrevocable. This proxy supersedes, and the undersigned hereby revokes, all proxies heretofore given by the undersigned with respect to shares of the Corporation and will expire on August 1, 2001.

         IN WITNESS WHEREOF, this Proxy has been executed this 11th day of September, 1996.



                                              /s/ Lyman Brownfield
                                              ----------------------------------
                                              Lyman Brownfield, Individually

                                                             Page 42 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT E

                                IRREVOCABLE PROXY


                TO THE SECRETARY OF RESOURCE GENERAL CORPORATION:

         The undersigned hereby appoints THEODORE SCHWARTZ and CHARLES T. SHERMAN, and each of them severally, with full power of substitution, as proxy for the undersigned and hereby authorizes them to represent and to vote all of the shares of Resource General Corporation (the "Corporation") held of record by the undersigned, or as to which the undersigned has the power to vote, on all matters presented to the Shareholders of the Corporation at any meeting or otherwise, with all the power the undersigned would possess if present in person at any such meeting.

         This Proxy has been delivered in connection with a certain Stock Purchase Agreement dated September 11, 1996 between Candace Brownfield, as Seller, and Theodore Schwartz and Charles T. Sherman, as Buyer, and is coupled with an interest and is irrevocable. This proxy supersedes, and the undersigned hereby revokes, all proxies heretofore given by the undersigned with respect to shares of the Corporation and will expire on August 1, 2001.

         IN WITNESS WHEREOF, this Proxy has been executed this 11th day of September, 1996.



                                                 /s/ Candace Brownfield
                                                 ------------------------------
                                                 Candace Brownfield

                                                             Page 43 of 95 Pages

                                  SCHEDULE 13D


                                                                       EXHIBIT E

                                IRREVOCABLE PROXY


                TO THE SECRETARY OF RESOURCE GENERAL CORPORATION:

         The undersigned hereby appoints THEODORE SCHWARTZ and CHARLES T. SHERMAN, and each of them severally, with full power of substitution, as proxy for the undersigned and hereby authorizes them to represent and to vote all of the shares of Resource General Corporation (the "Corporation") held of record by the undersigned, or as to which the undersigned has the power to vote, on all matters presented to the Shareholders of the Corporation at any meeting or otherwise, with all the power the undersigned would possess if present in person at any such meeting.

         This Proxy has been delivered in connection with a certain Stock Purchase Agreement dated September 11, 1996 between Diana McBee, as Seller, and Theodore Schwartz and Charles T. Sherman, as Buyer, and is coupled with an interest and is irrevocable. This proxy supersedes, and the undersigned hereby revokes, all proxies heretofore given by the undersigned with respect to shares of the Corporation and will expire on August 1, 2001.

         IN WITNESS WHEREOF, this Proxy has been executed this 11th day of September, 1996.



                                             /s/ Diana Mcbee
                                             ---------------------------------
                                             Diana McBee (aka Diana B. McBee)

                                                             Page 44 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT E

                                IRREVOCABLE PROXY


                TO THE SECRETARY OF RESOURCE GENERAL CORPORATION:

         The undersigned hereby appoints THEODORE SCHWARTZ and CHARLES T. SHERMAN, and each of them severally, with full power of substitution, as proxy for the undersigned and hereby authorizes them to represent and to vote all of the shares of Resource General Corporation (the "Corporation") held of record by the undersigned, or as to which the undersigned has the power to vote, on all matters presented to the Shareholders of the Corporation at any meeting or otherwise, with all the power the undersigned would possess if present in person at any such meeting.

         This Proxy has been delivered in connection with a certain Stock Purchase Agreement dated September 11, 1996 between Charlotte Brownfield (aka Charlotte A. Huddle), as Seller, and Theodore Schwartz and Charles T. Sherman, as Buyer, and is coupled with an interest and is irrevocable. This proxy supersedes, and the undersigned hereby revokes, all proxies heretofore given by the undersigned with respect to shares of the Corporation and will expire on August 1, 2001.

         IN WITNESS WHEREOF, this Proxy has been executed this 11th day of September, 1996.



                             /s/ Charlotte Brownfield
                             --------------------------------------------------
                             Charlotte   Brownfield (aka Charlotte A. Huddle),
                             Individually, and as Trustee

                                                             Page 45 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT F

                            ASSIGNMENT OF PROXY POWER

         WHEREAS, the undersigned, Theodore P. Schwartz and Charles T. Sherman, have been granted the power to vote all of the shares of Resource General Corporation owned by Charlotte Brownfield (aka Charlotte A. Huddle), Individually, and as Trustee, Diana Mc Bee (aka Diana B. McBee), Candace Brownfield, and Lyman Brownfield, Individually (collectively the "Brownfields"), pursuant to Irrevocable Proxies granted by the Brownfields dated September 11, 1996, copies of which are attached hereto (the "Proxies"), and

         WHEREAS, the undersigned have the authority to assign their power granted under the Proxies and the undersigned desire to assign such power to Phoenix Management, Ltd. which desires to accept such assignment.

         NOW THEREFORE, the undersigned hereby assign their power to vote all of the shares of Resource General Corporation owned by the Brownfields represented by the Proxies and Phoenix Management, Ltd. hereby accepts such assignment.

         This Assignment of Proxy Power has been delivered in connection with the Operating Agreement of Phoenix Management, Ltd., is coupled with an interest, is irrevocable and shall expire upon the expiration of the Proxies.

         IN WITNESS WHEREOF, this Assignment of Proxy Power has been executed this 12th day of February, 1997.


/s/ Theodore P. Schwartz
---------------------------------
Theodore P. Schwartz


/s/ Charles T. Sherman
---------------------------------
Charles T. Sherman


/s/ Charles T. Sherman, Member
---------------------------------
Phoenix Management, Ltd.,
 by Charles T. Sherman, Member

                                                             Page 46 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

                               OPERATING AGREEMENT
                                       OF
                            PHOENIX MANAGEMENT, LTD.
                        AN OHIO LIMITED LIABILITY COMPANY

         This Operating Agreement (the "Agreement") is made and entered into effective upon the filing of the Articles as provided in Section 1.3 by and among Charles T. Sherman, an individual residing at 354 Whitaker Avenue, South, Powell, Ohio 43065 ("Sherman"), Theodore P. Schwartz, an individual residing at 3817 Lyon Drive, Columbus, Ohio 43220 ("Schwartz"), Bob Binsky, an individual residing at 20185 E. Country Club Drive, Apartment #206, North Miami Beach, Florida 33180 ("Binsky"), Michael W. Gardner, an individual residing at 6376 Plankton Drive, Columbus, Ohio 43213 ("Gardner") and Kenneth J. Warren, an individual residing at 5567 Caplestone Lane, Dublin, Ohio 43017 ("Warren"). Sherman, Schwartz, Binsky, Gardner and Warren are collectively referred to as the "Initial Members", who hereby agree as follows:


                                    ARTICLE I

                                  ORGANIZATION
                                  ------------

         SECTION 1.1. ORGANIZATION. The Initial Members and any Person (this and other capitalized terms shall have the definitions set forth in Section 12.14 of this Agreement) hereafter admitted to the Company as a Member as provided in this Agreement hereby enter into this Agreement for the purpose of forming a limited liability company under the laws of the State of Ohio and of setting forth the rights and obligations of the members of such limited liability company. The Articles and this Agreement shall regulate the internal affairs of the Company and the relations of the Members of the Company among themselves to the extent set forth herein and therein.

         SECTION 1.2. NAME. The name of the Company shall be "Phoenix Management, Ltd." The Company may do business under such other or additional names as the Members may, from time to time, consider necessary or appropriate to conduct the business of the Company.

         SECTION 1.3. ARTICLES OF ORGANIZATION; FOREIGN QUALIFICATION. The Initial Members are, contemporaneously with the effectiveness of this Agreement, causing the Articles of the Company and such other Articles and instruments as are required by law to be filed for record in the office of the Secretary of State of the State of Ohio in accordance with the Act. The Members shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Members, with all requirements necessary to

                                                             Page 47 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

qualify the Company as a foreign limited liability company in all jurisdictions where the Company is conducting business and such qualification is required. At the request of the Members, each Member shall execute, acknowledge, swear to and deliver all Articles and other instruments that the Members consider to be necessary or appropriate to qualify, continue and terminate the Company as a limited liability company in all such jurisdictions in which the Company is authorized to conduct business pursuant to this Section 1.3 or pursuant to other provisions of this Agreement; provided, however, that no Member shall be required to qualify to do business in any foreign jurisdiction without his consent.

         SECTION 1.4. TAX PARTNERSHIP STATUS. The Members intend that the Company shall be treated as a partnership for federal and state income tax purposes. Accordingly, this Agreement shall be construed in a manner that ensures the Company's classification as a partnership for federal and state income tax purposes at all times, and any provision of this Agreement that would have the effect of preventing the Company from being classified as a partnership for federal and state income tax purposes shall be null and void. The Members shall take all actions, and execute, acknowledge and deliver all documents, which in the judgment of the Members, or in the opinion of counsel satisfactory to the Members, are necessary or desirable to obtain and maintain the Company's classification as a partnership for federal and state income tax purposes at all times.

         SECTION 1.5. NO STATE LAW PARTNERSHIP; LIABILITY TO THIRD PARTIES. The Members intend that for state law purposes (in contrast to federal and state income tax treatment) the Company shall not be treated as a partnership (including, without limitation, a limited partnership) or joint venture, that no Member shall be a partner or joint venturer of any other Member, for any purpose other than for federal and state income tax purposes, and that this Agreement shall not be construed to suggest otherwise. No Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.


                                   ARTICLE II

                          PURPOSES AND POWERS; OFFICE;
                          ----------------------------
                              STATUTORY AGENT; TERM
                              ---------------------

                   SECTION 2.1. PURPOSES AND POWERS. The purpose of the Company is to engage in any lawful act, activity or business in which a limited liability company may be engaged under the laws of the State of Ohio. The Company shall have all of the powers granted or permitted to a limited liability company under the laws of the State of Ohio, including, without limitation, the powers specifically enumerated in the Act. Without limiting the generality of the foregoing, the

                                                             Page 48 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

Members currently intend that the Company is to acquire and maintain shares of Resource General Corporation., an Ohio corporation ("RGC").

         SECTION 2.2. OFFICE. The principal office of the Company and the office where the Company's books and records shall be maintained is located at 2365 Scioto Harper Drive, Columbus, Ohio 43204 or at such other or additional location or locations as the Members may from time to time determine in their discretion.

         SECTION 2.3. STATUTORY AGENT. The statutory agent for service of process on the Company in the State of Ohio shall be Kenneth J. Warren. The Members shall have the power to cause the Company to revoke the appointment of any statutory agent and appoint a substitute or replacement statutory agent, as provided below.

                   SECTION 2.4. TERM. The Company shall have a term commencing upon the filing of the Articles as provided in Section 1.3 and expiring on December 31, 2016, unless earlier dissolved or terminated pursuant to law or the provisions of this Agreement.


                                   ARTICLE III

                                   MEMBERSHIP
                                   ----------

         SECTION 3.1. MEMBERSHIP INTERESTS. The "membership interests" as that term is defined in ss.1705.01(H) of the Act, of the Company represent the ownership interests of the Members of the Company. Such "membership interests" in the Company are referred to in this Agreement as "Percentage Interests". Subject to the provisions of this Agreement, the Initial Members shall have the Percentage Interests set forth below:


                     NAME                           PERCENTAGE INTEREST
                     ----                           -------------------
               Charles T. Sherman                            31.667%
               Theodore P. Schwartz                          31.667%
               Bob Binsky                                    28.500%
               Michael W. Gardner                             5.000%
               Kenneth J. Warren                              3.167%

         SECTION 3.2. INITIAL MEMBERS. The Initial Members shall cause the Company to admit the Initial Members as Members of the Company and issue to them the Percentage Interests as set forth above effective contemporaneously with the filing of the Articles with the Ohio Secretary of State or the making of their respective Capital Contributions, whichever is later.

                                                             Page 49 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

The Members shall have the right to receive those allocations and distributions as set forth in Article IV and Article V below.

         SECTION 3.3. ADDITIONAL MEMBERS. After the Initial Members have been admitted to the Company, the Company may issue additional Percentage Interests (thereby reducing the Percentage Interests held by the Initial Members) and admit the purchasers of such Percentage Interests as Members of the Company. The Company shall determine the Persons to whom, the time when, the terms under which, and the consideration for which the Company shall issue, dispose of or receive subscriptions for its Percentage Interests. The terms of admission or issuance shall specify the Capital Contribution and the Percentage Interests applicable thereto. Any such admission shall be effective only after the new Member has executed and delivered to the Company an instrument which shall set forth the new Member's notice address and taxpayer Employer Identification Number and the written acceptance and agreement of such Member to be bound by all the provisions of this Agreement and which shall otherwise be in a form satisfactory to the Company.

         SECTION 3.4. ELIMINATION OF PREEMPTIVE RIGHTS. No Member shall have, as a matter of right, the preemptive right to purchase or subscribe for Percentage Interests of any class, now or hereafter authorized, or to purchase or subscribe for securities or other obligations convertible into or exchangeable for Percentage Interests or which by warrants or otherwise entitles the Members thereof to subscribe for or purchase Percentage Interests, except such rights of subscription or purchase, if any, for such consideration and upon such terms and conditions as the Company may determine in its sole discretion.

         SECTION 3.5. AUTHORITY TO DEAL IN SECURITIES OF THE COMPANY. The Members shall have the power to cause the Company to purchase, hold, sell, transfer or otherwise deal with (a) Percentage Interests, (b) any security or other obligation of the Company which may confer upon the Member thereof the right to convert the same into Percentage Interests, and (c) any security or other obligations which may confer upon the Member thereof the right to purchase Percentage Interests. The Members shall have the power to cause the Company to repurchase, if and when any Member desires to sell, or on the happening of any event is required to sell, Percentage Interests. The authority granted in this
Section 3.5 shall not limit the plenary authority of the Members, on behalf of the Company, to purchase, hold, sell, transfer or otherwise deal with Percentage Interests, securities, or other obligations issued by the Company pursuant to the provisions of this Agreement.

                                                             Page 50 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

                                   ARTICLE IV

                               MEMBERS AND CAPITAL

          SECTION 4.1. INITIAL MEMBERS - CAPITAL CONTRIBUTIONS. Contemporaneously with the execution of this Agreement, each Initial Member is contributing to the Company all of his right, title and interest in and to the following (the "Initial Contributions"): (a) those certain agreements between Sherman and Paul Gillmor relating to the purchase by Sherman of shares of RGC set forth on Exhibit 4.1 (the "Gillmor Agreements"), (b) those certain agreements between Sherman and Schwartz and members of the Brownfield family relating to the purchase of shares of RGC set forth on Exhibit 4.1 (the "Brownfield Agreements"), and (c) any and all shares of RGC each Initial Member may have acquired pursuant to the Gillmor Agreements or the Brownfield Agreements. Each Initial Member hereby warrants and represents that he is transferring all of his right, title and interest in the Initial Contributions to the Company free and clear of all liens and encumbrances. As a result of such contributions, and the fact that the Initial Members have already made payments totaling $75,000 under the Gillmor Agreements and Brownfield Agreements, the Capital Accounts of the Initial Members are as follows:


                      NAME                                       AMOUNT
                      ----                                       ------
               Charles T. Sherman                               $23,750
               Theodore P. Schwartz                             $23,750
               Bob Binsky                                       $21,375
               Michael W. Gardner                                $3,750
               Kenneth J. Warren                                 $2,375

         SECTION 4.2. ASSUMPTION OF LIABILITIES. The Company hereby assumes and agrees to pay and discharge, as and when due, any and all amounts and obligations that may be due under the Gillmor Agreements and the Brownfield Agreements.

         SECTION 4.3. ADDITIONAL CONTRIBUTIONS. At any time and from time to time, but not more often than once during any three-month period, the Company may issue a written notice to the Members requesting that additional capital (the "Additional Contributions") is required in order for the Company to meet the obligations the Company has assumed under Section 4.2 (a "Capital Call"). Each Capital Call shall set forth the amount each Member is required to contribute and the date such contribution is to be made (the "Contribution Date"), which date shall not be less than 15 days from the date of mailing the Capital Call. The execution and delivery of this Agreement is the irrevocable agreement of each Member to pay his Percentage Interest of such Additional Contributions to the Company, on demand of the Company. Each Member and every endorser and guarantor of this obligation hereby waive presentment, demand,

                                                             Page 51 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G

notice protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this obligation and consent that this obligation may be extended from time to time and that no such extension or indulgence, and no substitution, release or surrender of collateral, and no discharge or release of any other party primarily or secondarily liable on this obligation, shall discharge or otherwise affect the liability of a Member or any such endorser or guarantor. No delay or omission on the part of the Company in exercising any right under this obligation shall operate as a waiver of any such right or of any other right hereunder and a waiver of any such right on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion. Each Member and every endorser and guarantor hereof agree to pay on demand all costs and expenses (including legal costs and attorneys' fees) incurred or paid by the Company in enforcing this obligation on default. The obligation of an Initial Member to pay his Percentage Interest of Additional Contributions shall not terminate upon the withdrawal of such Member.

         SECTION 4.4. FAILURE TO MAKE CAPITAL CONTRIBUTIONS.

                  4.4.1. If any Member (a "Defaulting Member") fails to make any Additional Contribution required of him by the Contribution Date after receipt of a Capital Call, the following shall apply:

                           (a) Until such Additional Contribution is made, or
one or more Members elect to exercise the option provided such Members as set forth in Section 4.4.1(d), such Member shall have no further right to participate in a purchase or sale of interests in the Company, under the provisions of Section 9.3; or initiate a purchase or sale under the provisions of Section 9.4.

                           (b) Unless one or more Members elect to cover the
share of the Additional Contribution owed by the Defaulting Member (the "Assessment Share") as provided for in Section 4.4.1(d), the Defaulting Member shall have an immediate and continuing obligation to pay to the Company the unpaid balance of his Assessment Share, plus interest at the rate of 12% per annum (the "Late Rate") on such unpaid balance from the Contribution Date until the Assessment Share is paid in full. The Company shall have the right, without the necessity of an accounting and upon 10 days written notice to the Defaulting Member and demand for payment, to bring appropriate legal action against the Defaulting Member to collect the Defaulting Member's unpaid Assessment Share, plus interest thereon. When the Defaulting Member pays the past due portion of his Assessment Share, the principal amount of the Assessment Share (but not the amount of any interest paid) shall be credited to such Member's Capital Account as an Additional Contribution. Regardless of a Defaulting Member's failure to pay his Assessment Share, such Member shall remain a Member for all purposes of this

                                                             Page 52 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

Agreement, with all the rights and obligations of a Member under this Agreement, except as set forth in Section 4.4.1(a), unless and until one or more Members elect to exercise the option provided such Members as set forth in Section 4.4.1(d).

                           (c) If a Defaulting  Member fails to pay by the
Contribution Date the full amount of his Assessment Share, the other Members may make one or more loans, with interest at the Late Rate, to the Company of any amount up to the unpaid balance of the Assessment Share of the Defaulting Member. The Company shall promptly repay any such loan or loans upon the collection of funds from or for the benefit of the Defaulting Member, or otherwise as the Company is financially able to repay such obligations.

                           (d) Regardless of any Company loans pursuant to
Section 4.4.1(c), if a Defaulting Member fails to pay the full amount of any Assessment Share by the Contribution Date, any one or more of the Members who are not Defaulting Members may make a written election (the "Cover Election"), at the sole option and discretion of any one or more of such Members (the "Covering Member[s]"), to pay the unpaid balance of the Assessment Share on behalf of the Defaulting Member. The Cover Election (i) may only be made if the full amount of the unpaid balance of the Assessment Share is to be paid by the Covering Member[s], and (ii) must be received by the Company prior to the time the Defaulting Member has paid to the Company the full amount of his Assessment Share. The proceeds of any such contribution made pursuant to a Cover Election shall be used, to the extent possible, to pay interest or principal with respect to any loan made pursuant to Section 4.1.1(c). Each Covering Member shall provide copies of the Cover Election to the Company and all of the Members. For the Cover Election to be valid, the Covering Member[s] must include with the Cover Election provided to the Company payment of the unpaid balance of the Assessment Share of the Defaulting Member, plus interest at the Late Rate from the Contribution Date. Any legal or accounting fees or expenses incurred by the Company in connection with a Cover Election shall be paid by the Defaulting Member on demand.

                           (e) Upon a Member or Members making a payment to the
Company pursuant to a Cover Election as provided in Section 4.4.1(d), the interest of the Defaulting Member in the Company (including, without limitation, the Percentage Interest of such Defaulting Member) shall be reduced by that percentage amount determined by dividing (i) the unpaid balance of the Assessment Share of a Defaulting Member which is the subject of a Cover Election by (ii) the sum of (y) the total amount of the Capital Accounts of all Members as of the date the Cover Election is made (including, without limitation, the new money contributed as Additional Contributions by non-defaulting Members with respect to the Contribution Notice for which the Defaulting Member has not paid his Assessment Share), and (z) the Assessment Share of the Defaulting Partner for which the Cover Election is made. The interests of the Covering

                                                             Page 53 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

Member[s] (including, without limitation, the respective Percentage Interests) in the Company shall likewise be increased by the same percentage by which the interest of the Defaulting Member is reduced.

                  4.4.2. By way of example of the operation of the foregoing, assume that total capital contributions to the Company are $300,000, but that Capital Accounts have been reduced to $200,000 by reason of accrued expenses and losses. If a Capital Call is made for Additional Contributions of $50,000 and a Member holding a 20% Percentage Interest does not pay his $10,000 Assessment Share and a Cover Election is made by a Member owning a 50% Percentage Interest, the following adjustments would be made: The Defaulting Member's Percentage Interest would be reduced from 20% to 16% in accordance with the following: the Defaulting Member's 20% share of the total Capital Accounts is $40,000 (20% x $200,000 = $40,000). After the Additional Contributions are made, including the Defaulting Member's $10,000 by the Covering Member, total Capital Accounts will be $250,000. One then divides $10,000 (the amount of Assessment Share which the Defaulting Member did not pay) by $250,000 (the total of contributions, including the new money contributed as a result of the Capital Call (which is $240,000), plus $10,000 (the amount of the Assessment Share which is being covered). $10,000/$250,000 equals 4%. The Defaulting Member's Percentage Interest is thus reduced from 20% to 16%. The Covering Member's Percentage Interest would be increased by 4% from 50% to 54%. As a check on the accuracy of the calculation in this section, note that the Covering Member's Capital Account at the date of the Contribution Notice would be $100,000 (50% x $200,000 total Capital Accounts). The Covering Member's share of the Additional Contribution would be 50% x $50,000 or $25,000. In addition, the Covering Member would be contributing $10,000 to cover the Defaulting Member's Assessment Share. As such, the Covering Member's total Capital Account would be $135,000 ($100,000 Capital Account as of the date of the Contribution Notice, plus the increase in his Capital Account resulting from his $25,000 Additional Contribution plus the increase in his Capital Account resulting from the additional $10,000 contributed as a result of the Cover Election equals $135,000). $135,000/$250,000 (total Capital Accounts after all Additional Contributions including the Cover Election) equals 54%.

                  4.4.3. If two or more Members desire to be Covering Members, and cannot agree as between themselves what portion each Covering Member is to pay of the Defaulting Member's Assessment Share, then each such Covering Member shall have the right to pay that fraction of the unpaid balance of such Assessment Share (and shall pay a pro rata portion of the interest attributable thereto) equal to such Member's Percentage Interest in the Company over the Percentage Interests of all Covering Members determined immediately prior to the date on which the relevant Contribution Notice was sent. The increase in Percentage Interests as provided in Section 4.4.1(e) above shall be attributed to the Covering Members in proportion to the amount of the Defaulting Member's Assessment Share paid by each such Covering Member.

                                                             Page 54 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                  4.4.4. No Capital Call for Additional Contributions shall be made under the provisions of this Section 4.4 solely for purposes of covering a deficiency resulting from the failure of a Member to make the contributions required under this Section 4.4 as set forth in a Contribution Notice.

                  4.4.5. In the event the Company brings any legal action to enforce the obligations of a Member to make Additional Contributions, such Member shall pay the reasonable legal fees and costs of the bringing of any such action.

         SECTION 4.5. NO ADDITIONAL CONTRIBUTIONS. Subject to the provisions of
Section 4.3, no Member shall be required to make any additional Capital Contributions to the Company and each Member's obligation to contribute capital is limited to his obligation to make the Capital Contributions provided for in Sections 4.1 and 4.3 above.

         SECTION 4.6. ADDITIONAL MEMBERS. Each Person admitted as a Member of the Company after the date of original execution of this Agreement shall make the Capital Contribution, if any, required to be made by such Member for the Percentage Interests acquired by such Member in accordance with Section 3.3 and the then Members shall amend this Agreement to reflect such admission, such Capital Contribution, if any, and such Percentage Interests. The then Members also shall similarly amend this Agreement to reflect the acquisition of additional Percentage Interests by any Member. Any legal or accounting fees or expenses incurred by the Company in connection with the admission of a new Member shall be paid by the new Member on demand.


         SECTION 4.7. LIMITED LIABILITY OF MEMBERS.

                            4.7.1. The personal liability of a Member for the
debts and obligations of the Company shall be limited to the amount of his agreed upon Capital Contribution as set forth in Section 4.1, plus the amount of his Percentage Interest of any Additional Contributions required to be made pursuant to Section 4.3. No Member shall be obligated to restore any deficit in his Capital Account, contribute money to the Company or to otherwise answer for any debt or obligation of the Company beyond his commitment to pay his agreed upon Capital Contribution or his Percentage Interest of any Additional Contributions.

                            4.7.2. The failure of the Company to observe any
formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for the debts and obligations of the Company.

                                                             Page 55 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 4.8. NO INTEREST ON CAPITAL CONTRIBUTION. No interest shall be paid by the Company to any Member with respect to any Capital Contribution.

         SECTION 4.9. NO LIABILITY FOR FAILURE TO RETURN CAPITAL CONTRIBUTION. Except as otherwise provided in this Agreement, neither the Company nor any Member shall have any personal liability for any Capital Contribution which has not been returned to a Member.

         SECTION 4.10. CAPITAL ACCOUNTS.

                  4.10.1. A single capital account ("Capital Account") shall be established, determined and maintained for each Member on the books and records of the Company in accordance with the provisions of the Allocation Regulations governing the determination and maintenance of partnership capital accounts, including, without limitation, the following rules of determination and maintenance: such account shall be credited with (a) the amounts set forth in
Section 4.1, the amounts of such Member's paid-in cash, Additional Contributions and the amount of any other money contributed by such Member to the Company in accordance with the terms of this Agreement (including the amount of any Company liabilities assumed by such Member, other than liabilities described in the parenthetical language of clause (e) of this Section 4.10.1); (b) the fair market value of any property or other assets contributed by such Member to the Company in accordance with the terms of this Agreement (net of liabilities secured by such contributed property or assets that the Company is considered to assume or take subject to under Section 752 of the Code); and (c) such Member's distributive Percentage Interest of Profits (or items thereof); such account shall be debited with (d) the amount of money distributed to such Member (including the amount of such Member's liabilities that are assumed by the Company, other than liabilities described in the parenthetical language of clause (b) of this Section 4.10.1); (e) the fair market value of property or other assets distributed to such Member (net of liabilities secured by such distributed property or assets that such Member is considered to assume or take subject to under Section 752 of the Code); and (f) such Member's distributive Percentage Interest of Losses (or items thereof). Such account shall reflect all Percentage Interests owned by such Member. Upon a Transfer of all or a part of a Percentage Interest, the Capital Account of the transferor will carry over to the transferee, provided that if such Transfer causes a termination of the Company under Section 708(b)(1)(B) of the Code, the Capital Account that carries over will be appropriately adjusted to reflect the liquidating distribution and the contributions deemed to have occurred under Section 1.708-1(b)(1)(iv) of the Income Tax Regulations. Except as required by the Allocation Regulations, any Member with respect to whom a Company election to make an optional adjustment to the basis of property or other assets of the Company under Sections 734 and 743 of the Code is in effect (as a result of an election under Section 754 of the Code) shall not have a corresponding adjustment made to such Member's Capital Account, and

                                                             Page 56 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

any adjustments to such Member's Capital Account by reason of distributions, depreciation, depletion, amortization, gain or loss with respect to such property or other assets will disregard such basis adjustment.

                  4.10.2. The property and other assets of the Company shall be revalued on the books of the Company in any case in which such revaluation is required by the Allocation Regulations and may be revalued in any case where such revaluation is permitted by the Allocation Regulations and such revaluation is determined to be appropriate by the Members in their sole discretion. In the event any property or other assets of the Company are revalued on the books of the Company in accordance with the Allocation Regulations, the Members' Capital Accounts shall be adjusted in accordance with the Allocation Regulations to reflect such revaluation and for allocation to them of Profits and Losses, and items thereof, as computed for book purposes, with respect to such property or other assets. In the event any property or other asset of the Company is revalued on the books of the Company, all property and other assets of the Company shall be valued for such purpose at fair market value, as determined by the Members in their sole discretion.

                  4.10.3. The provisions of this Section 4.10 are intended to comply with the Allocation Regulations and shall be interpreted in a manner consistent with such regulations. If any of the provisions of this Agreement relating directly or indirectly to Capital Account determination and maintenance at any time conflict with the Allocation Regulations, the Allocation Regulations shall govern Capital Account determination and maintenance.


                                    ARTICLE V

                          ALLOCATIONS AND DISTRIBUTIONS
                          -----------------------------

         SECTION 5.1. ALLOCATIONS OF PROFITS AND LOSSES. Profits and Losses shall be allocated among the Members and debited or credited to their Capital Accounts in a manner which is consistent with the economic agreement among the Members provided in this Agreement, and which complies with the requirements of
Section 704 of the Code and the Income Tax Regulations thereunder, including the Allocation Regulations (with particular reference to the safe harbor requirements contained in Section 1.704-1(b)(2) of the Allocation Regulations), as reasonably interpreted and applied by the Members pro rata in accordance with the Percentage Interests of the Members.

         SECTION 5.2. DISTRIBUTIONS OF EXCESS CASH FLOW. On an annual or more frequent basis, the Company shall determine in its reasonable judgment to what extent (if any) there exists Excess Cash Flow. For purposes of this Agreement, "Excess Cash Flow" means all Net Cash

                                                             Page 57 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

Receipts and all Capital Proceeds, less all expenses of every kind (before deduction for cost recovery or other non-cash expenses) of the Company for any period and less such reserves as the Company reasonably determines are necessary from time to time for the efficient operation of the Company's business. The Company shall distribute Excess Cash Flow to the Members from time to time as the Company shall determine. Any Excess Cash Flow not distributed shall be utilized as working capital in the Company's business. All distributions of Excess Cash Flow, as and when made, shall be made to the Members pro rata in accordance with the Percentage Interests of such Members. Notwithstanding the foregoing, without the unanimous consent of the Members, no distribution shall be made to the Members: (a) at a time when the Company has cumulative losses; or
(b) to the extent that any such distribution would cause the Company to have a cumulative loss.

         SECTION 5.3. DISTRIBUTIONS WITH RESPECT TO TAXES. Notwithstanding any other provision of this Agreement to the contrary, if a Member is allocated Profits with respect to a taxable year, the Company shall, as a mandatory distribution to the extent there exists Adjusted Excess Cash Flow, distribute to such Member an amount equal to the product derived by multiplying (a) the sum of
(i) the maximum marginal individual income tax rate under the Code in effect for such taxable year plus (ii) that percentage determined by multiplying the highest individual income tax rate applicable in Ohio during such year by a percentage equal to one minus the maximum marginal individual income tax rate under the Code in effect for such taxable year, and (b) such Member's Percentage Interest of the Profits. Such distributions shall be made to each applicable Member no later than March 31st of the year immediately following the taxable year in which such Profits were recognized for federal income tax purposes. For purposes of the provisions of this Section 5.3 relating to distributions with respect to taxes, "Adjusted Excess Cash Flow" shall mean the sum determined by adding to "Excess Cash Flow" the amounts of all reserves of any nature which have been established or provided for in determining "Excess Cash Flow."

         SECTION 5.4. DISTRIBUTIONS AND ALLOCATIONS IN RESPECT OF TRANSFERRED PERCENTAGE INTERESTS. If any Percentage Interest (or portion thereof) is transferred during any accounting period, Profits, Losses, each item thereof and all other items attributable to such Percentage Interests (or portion thereof) for such period shall be allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with
Section 706(d) of the Code, using any conventions permitted by law and selected by the Company. Unless otherwise determined by the Company, all distributions made on or before the last day of the calendar month in which the Company received written notice of such Transfer shall be made to the transferor, and all distributions made thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is first given notice of such Transfer.

                                                             Page 58 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 5.5. CERTAIN PROVISIONS OF THE ACT SUPERSEDED. The provisions of this Agreement regarding allocations and distributions among the Members are intended to and shall, to the fullest extent permitted by law, supersede the provisions of the Act regarding allocations and distributions.


                                   ARTICLE VI

                     MANAGEMENT BY MEMBERS; CERTAIN EXPENSES
                     ---------------------------------------

         SECTION 6.1. IN GENERAL. Subject to the terms and conditions of this
Article VI, the Company shall be managed by its Members, the agreement of the Initial Members owning a majority of Percentage Interests being required for the Company or the Members to take any action except as otherwise specifically provided in this Agreement. The taking of any action by a Member without the consent of other Members, which in the aggregate own a majority of the Percentage Interests, shall be a breach of this Agreement and the breaching Member shall indemnify and hold the non-breaching Members harmless from and against any obligations or liabilities arising by reason of such action by the breaching Member, all as provided in Article VII.

         SECTION 6.2. COMPANY RESOLUTIONS. Any of the Members shall have the right to request and require, with respect to any action which the Members may take, that the Members maintain minutes of any or all Member meetings and that resolutions of the Members be adopted with respect to the taking of any action by the Company which is to be authorized or approved by the Members. Such minutes or resolutions shall be certified by one of the Members who shall be designated as the "Recording Secretary" for any such Member meeting. Alternatively, any of the Members shall have the right to request and require, with respect to any action which the Members may take on behalf of the Company, that the Members (or that Member or Members holding a majority in interest of Percentage Interests if there is a disagreement among the Members as to any issue to be decided or decision to be made) execute and deliver an "action in writing" in the nature of a Company resolution or resolutions signed by the necessary Members required under this Agreement to decide such issue or make such decision. Such "action in writing" shall set forth in reasonable detail the action taken by the Members. All such Company "resolutions" or "actions in writing" shall be permanently maintained as part of the books and records of the Company.

        SECTION 6.3. OTHER BUSINESS INTERESTS. Any Member, and any Related Person to any Member, shall be entitled to hold interests in any other business, investment or undertaking without regard to this Agreement, and no Member, or any Related Person to any Member, shall have any obligation to offer any business opportunity of any nature to the Company, or to any other Member and neither the Company, nor any Member or Related Party to any Member, shall

                                                             Page 59 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

have any right to participate in, or have any claim with respect to, any other business, investment or undertaking of any nature in which any Member, or any Related Party to any Member, now participates or may in the future participate in any way. The provisions of this Section 6.3 are absolute and are intended to by agreement eliminate any right or claim of the Company or any party hereto under any "business opportunity" or related doctrine. Each of the parties hereto is to be completely and absolutely free to pursue business and investment interests of all manners and kinds without the Company or any other party hereto having any right to participate in any way in any such businesses or investments.


                                   ARTICLE VII

                           INDEMNIFICATION; INSURANCE
                           --------------------------

         SECTION 7.1. PROTECTION OF MEMBERS. The Members (and any affiliate of a Member performing services for or acting on behalf of the Company) shall have no liability to the Company or to any of the Members for any mistakes or errors in judgment or for any act or omission believed by them in good faith to be within the scope of authority conferred upon them by this Agreement, except that the Members and their affiliates shall have liability for acts and omissions involving their recklessness, willful misconduct and gross negligence. The fact that the Members have obtained the advice of legal counsel for the Company that any act or omission by them is within the scope of the authority conferred upon them by this Agreement, shall be conclusive evidence that they believed in good faith such act or omission to be within the scope of the authority conferred upon them by this Agreement, but the Members shall not be required to procure such advice to be entitled to the benefits of the preceding sentence.

         SECTION 7.2. INDEMNIFICATION.

                  7.2.1. The Company shall indemnify each Member and each officer, director, Member or other affiliate of a Member providing services to or acting on behalf of the Company in respect of any payment made or personal liability reasonably incurred by it or him (a) in the ordinary and proper conduct of the Company's business or (b) for the preservation of the Company's business or property. The Company is not required to indemnify a Member or affiliate of a Member in respect of payments made or liability incurred by it if such payments or incurrences were unreasonably made or incurred, were not made or incurred in the ordinary and proper conduct of the Company's business or were made or incurred as a result of the recklessness, willful misconduct or gross negligence of, or material breach of this Agreement by, the Member or affiliate seeking indemnification. Such indemnification shall include, but is not limited to, indemnification for the costs and expenses of any threatened, pending or

                                                             Page 60 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the Company), by reason of the fact that the Person to be indemnified is or was a Member, employee or agent of the Company (including any affiliate of a Member and the directors, officers and employees thereof which is providing services to the Company or acting on the Company's behalf). If a Member or affiliate of a Member is entitled to indemnification with respect to a matter, the costs and expenses to be indemnified shall include, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs, judgments, fines and amounts paid in settlement actually and reasonably incurred by it or him in connection with such action, suit or proceeding.

                  7.2.2. If the Company does not have sufficient property with which to provide the indemnity required by Section 7.2.1 above, the Members shall contribute towards such indemnity in accordance with their Percentage Interests, at the time the events giving rise to the right of indemnification occurred.

                  7.2.3. The indemnification provided by this Article VII shall not be exclusive of, and shall be in addition to, any other rights to which any Person seeking indemnification may be entitled under any agreement, a vote of Members, or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a Person who has ceased to be a Member and shall inure to the benefit of the heirs, executors, and administrators of such a Person.

                  7.2.4. Any action, suit or proceeding to determine a claim for, or for repayment to the Company of, indemnification under this Article VII shall be maintained by the Person claiming such indemnification, or by the Company, in the Franklin County, Ohio Court of Common Pleas. The Company and (by claiming or accepting such indemnification) each such Person consent to the exercise of jurisdiction over its person by the Franklin County, Ohio Court of Common Pleas in any such action, suit or proceeding.

            SECTION 7.3. INSURANCE. The Company may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance, on behalf of any Person who is or was a Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, director, trustee, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the obligation or the power to indemnify him against such liability under the provisions of this Article VII.

                                                             Page 61 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                                  ARTICLE VIII

                     BOOKS AND RECORDS; TAX MATTERS; REPORTS
                     ---------------------------------------

         SECTION 8.1. BOOKS AND RECORDS. The Company shall maintain its books and records, including all books and records required by the Act, at the office identified in Section 2.2. The Company shall make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company and shall devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions have been and are executed in accordance with the general or specific authorization of the Members; (b) transactions have been and are recorded as necessary (i) to permit preparation of financial statements in conformity with this Agreement, and (ii) to maintain accountability for assets; (c) access to assets has been and is permitted only in accordance with the general or specific authorization of the Members; and (d) the recorded accountability for assets has been and is compared with the existing assets at reasonable intervals and appropriate action has been and is taken with respect to any difference.

         SECTION 8.2. FISCAL YEAR; ACCOUNTING METHOD. The fiscal year of the Company shall be the calendar year. The method of accounting used by the Company for book and tax purposes shall be determined by the Company.

         SECTION 8.3. TAX ELECTIONS. The Company, in its sole discretion, may elect, pursuant to Section 754 of the Code, to adjust the basis of the property and other assets of the Company for Transfers of Percentage Interests if the Company determines that such election would benefit any Member or the Company. The Company may, in its reasonable discretion, make any other tax elections on behalf of the Company.

         SECTION 8.4. TAX RETURNS. The Company shall cause to be prepared and filed on a timely basis all necessary federal, state and local tax returns of the Company. The Company shall furnish to the Members all relevant information in its possession relating to the Company that is necessary to enable the Company's tax returns to be prepared and filed.

         SECTION 8.5. TAX MATTERS PARTNER. Sherman, so long as he is a Member, shall be designated as the "tax matters partner" of the Company pursuant to
Section 6231(a)(7) of the Code; or, if Sherman is no longer a Member, the "tax matters partner" shall be a Member that is designated as such by the Members owning a majority of the outstanding Percentage Interests. Any Member who is designated as the "tax matters partner" shall inform each other Member of all significant matters that may come to his attention in his capacity as "tax matters partner" by giving notice thereof on or before the fifth business day after becoming aware thereof and, within

                                                             Page 62 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

that time, shall forward to each Member copies of all significant written notices he may receive in that capacity. Any Member who is designated as the "tax matters partner" may take any action contemplated by Sections 6222 through 6232 of the Code to be taken by the tax matters partner only with the consent of the Members owning a majority of the Percentage Interests but this sentence does not authorize the tax matters partner to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code. The Company shall indemnify the Member serving as the tax matters partner of the Company, with respect to matters relating to the Member's serving as the tax matters partner, to the same extent as the Company is obligated to indemnify a Member pursuant to Article VII.

         SECTION 8.6. K-1s TO THE MEMBERS, ETC. The Company shall cause to be prepared and distributed to each Member, on or before March 31 of each fiscal year, the Member's Schedule K-1 (Form 1065) and all other information reasonably necessary for the preparation of such Member's federal, state and local tax returns.


                                   ARTICLE IX

             RESTRICTIONS ON TRANSFER; RIGHTS OF REFUSAL; WITHDRAWAL
             -------------------------------------------------------

         SECTION 9.1. TRANSFERS OF PERCENTAGE INTERESTS. Except as provided in this Agreement, no Member shall, voluntarily or involuntarily, give, sell, pledge, assign or in any other manner transfer title or rights to, or otherwise encumber (a "Transfer"), or otherwise permit to occur or suffer to exist any Transfer of, any interest in the "Company Percentage Interests" held by such Member, or any preemptive rights to new "Company Percentage Interests" allotted to such Member, or take any action leading to or likely to result in any of the foregoing, and the Company shall not register on its books any Transfer of the "Company Percentage Interests" in violation of this Section 9. For purposes of this Section 9: (a) "Company Percentage Interests" shall include all Percentage Interests, other equity interests, capital stock and other voting or non-voting securities of the Company (or any successor in interest to the Company), and (b) "Transfer" shall include any Transfer of the equity, voting or security interests in a Member or other intermediate company which results in an Initial Member or his Permitted Transferees not controlling a Member other than a Member to whom a Transfer was made in accordance with this Agreement. In addition to any other obligation set forth herein, no Member shall take any action which may constitute a Transfer of any of his Company Percentage Interests without first giving the Company at least 30 days prior written notice thereof.

                                                             Page 63 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 9.2. PERMITTED TRANSFERS.

                  9.2.1. Any Member may Transfer all or any portion of his Company Percentage Interests and assign his rights and obligations hereunder in whole or in part (a) to any Person who is a direct or indirect beneficial owner of the Member pro rata to the interests of such Person in the Member; (b) to any Person who is a Related Person so long as the transferor retains control over the voting of the Company Percentage Interests; (c) to any corporation, limited liability company or partnership so long as the transferor retains control of the transferee; (d) to any trust established for the benefit of any distributee described in the immediately preceding clauses (a) and (b) or (c) so long as the transferor retains control over the voting of the Company Percentage Interests; and (e) by way of testamentary transfer or by operation of law as the result of the death or incapacity of any Person.

                  9.2.2. Any Transfer under this Section 9.2 shall be effective only upon (a) notice thereof being given to each Member, (b) the transferee of the applicable Company Percentage Interests under this Section 9.2 (each a "Permitted Transferee"), if not already a party hereto, executes an agreement with the then remaining Members and the Company by which such Permitted Transferee declares itself to be bound as a Member by the provisions of this Agreement, (c) a Permitted Transferee who received a Transfer under circumstances described in Sections 9.2.1(b), (c) or (d) agrees with such remaining Members that, should it be proposed at any time that his transferor should cease to be in control over the voting of the Company Percentage Interests, such Permitted Transferee will, prior to or immediately upon so ceasing, Transfer the relevant Company Percentage Interests to an entity then qualifying as an affiliate of a Member, (d) the transferring Member agrees to ensure that the Permitted Transferee will comply in all respects with his obligations under (a) and (b) above, and (e) the Transfer shall not relieve the transferring Member of any liability under this Agreement whether accruing before or after such transfer and the transferring Member shall remain liable for any breach of this Agreement by the Permitted Transferee. Any reference in this Agreement to a specific Member shall be deemed to include reference to such Member's Permitted Transferees. When a Member has transferred all his Company Percentage Interests to Persons other than Permitted Transferees, it shall no longer be bound by this Agreement (subject to Section 4.3 and this Section 9.2.2(e)) or any amendments hereto except in relation to any act or omission by such transferor prior to the registration of the last Transfer.

         SECTION 9.3. NEGOTIATED SALE; RIGHT OF FIRST REFUSAL.

                  9.3.1. If any Member and his Permitted Transferees (a "Seller Group") desire to sell all, but not less than all, of their "Company Unit Percentage Interests" other than as permitted in Section 9.2, such Member shall notify the other Members (the "Electors") and, if all parties

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                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

agree on a price and all other terms of sale, each member of the Seller Group may sell his "Company Unit Percentage Interests" to the Electors free of any restrictions herein contained. For purposes of this Section 9.3, "Company Unit Percentage Interests" with respect to a Member shall include all Company Percentage Interests owned by such Member and his Permitted Transferees.

                  9.3.2. If at any time all members of a Seller Group receive, and intend to sell all, but not less than all, of their Company Unit Percentage Interests to a Person not a Permitted Transferee of the Seller Group (the "Offeror") pursuant to an "Offer", then the Seller Group shall send a copy of such Offer to the Electors within five days of the receipt thereof by the Seller Group, and the Electors shall have the option to sell their Company Unit Percentage Interests pursuant to the Offer or to purchase the Seller Group's Company Unit Percentage Interests at the per Percentage Interest cash consideration contained in the Offer. The Seller Group shall provide any additional information regarding such Offer or the Offeror as may be reasonably requested from time to time by an Elector. For purposes hereof, an "Offer" shall mean a bona fide offer to purchase all of the Company Unit Percentage Interests of each member of the Seller Group which (a) is open and irrevocable for 60 days from the date thereof, (b) states the per Percentage Interest cash value of the consideration to be given for such Company Unit Percentage Interests, (c) provides that the Offeror shall agree in writing to comply with each of the provisions of this Agreement that applies to the Members, and (d) provides that the Offeror will purchase additional Percentage Interests from the other Members if requested by such Members as contemplated by the provisions of Section 9.3.4. An Offer which does not comply with the requirements of this Section 9.3.2 shall not allow the Seller Group to sell its Company Unit Percentage Interests and will not give rise to the provisions of this Section 9.3.

                  9.3.3. (a) If only one of the Electors (each Elector who duly gives notice of his intent to purchase hereinafter referred to as a "Responder") notifies the Seller Group and each other Elector within 30 days of the date on which a copy of the Offer was sent to the Electors (the "Response Period") that it desires to purchase all (but not less than all) of the Seller Group's Company Unit Percentage Interests for the per Percentage Interest cash consideration to be paid to the Seller Group pursuant to the Offer (sometimes referred to hereinafter as a "Call Response"), then the Seller Group shall sell its Company Unit Percentage Interests to such Responder at the closing contemplated by
Section 9.3.6.

                           (b) If more than one of the Electors delivers a Call
Response within the Response Period, then the Seller Group shall sell its Company Unit Percentage Interests to each such Responder in the ratio of the number of Company Unit Percentage Interests owned by each such Responder to the number of Company Unit Percentage Interests owned by all such Responders, at the closing contemplated by Section 9.3.6.



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                                                                       ---------

                           (c) If one or more Electors deliver a Call Response
within the Response Period, and one or more Electors, pursuant to Section 9.3.4, notify the Seller Group and the other Electors within the Response Period that he desires to sell all (but not less than all) of such Elector's Company Unit Percentage Interests for the per Percentage Interest cash consideration to be paid to the Seller Group pursuant to the Offer (sometimes referred to hereinafter as a "Put Response"), then the Responders may also elect to purchase all (but not less than all) of the Company Unit Percentage Interests of any Elector(s) delivering a Put Response. If the Electors who delivered an initial Call Response do not elect to also purchase the Company Unit Percentage Interests of each other Elector who elected to sell their Company Unit Percentage Interests, then the Seller Group and each Elector delivering a Put Response shall sell its Company Unit Percentage Interests to the Elector(s) desiring to purchase the Seller Group's Company Unit Percentage Interests, and each Elector delivering a Put Response whose Company Unit Percentage Interests were not so purchased shall sell his Company Unit Percentage Interests to the Offeror.

                  9.3.4. If one or more of the Electors (each such Elector, a "Seller") delivers to the Seller Group and each other Elector within the Response Period a Put Response with respect to all (but not less than all) of the Company Unit Percentage Interests owned by such Seller and his Permitted Transferees (the "Selling Group"), then no member of the Seller Group shall sell his Company Unit Percentage Interests to the Offeror pursuant to the Offer unless the Offeror also agrees to purchase the Company Unit Percentage Interests of each member of the Selling Group for cash in an amount equal to the per Percentage Interest cash consideration to be paid to each member of the Seller Group pursuant to the Offer. If the Offeror also agrees to so purchase the Selling Group's Company Unit Percentage Interests, then each member of the Seller Group and of the Selling Group shall sell all (but not less than all) of their Company Unit Percentage Interests to the Offeror at a mutually acceptable time and place. At such closing, the Offeror shall deliver to each member of the Seller Group and of the Selling Group the cash required to purchase all (but not less than all) of such member's Company Unit Percentage Interests in the form of wire transfers or certified or bank checks drawn on a reputable bank having an office in Columbus, Ohio made payable to the applicable member, and each member of the Seller Group and of the Selling Group shall deliver an assignment of such Company Unit Percentage Interests to the Offeror, free and clear of any lien or claim that the transfer of the Company Unit Percentage Interests was or would be wrongful (an "Adverse Claim"). If (a) less than all of the consideration for the purchase of any member of the Selling Group's and the Seller Group's Company Unit Percentage Interests is tendered by the Offeror at such closing or (b) such closing does not occur on or before the date that is 60 days after the date of the Offer, the Selling Group's and the Seller Group's Company Unit Percentage Interests shall not be sold to the Offeror and the Selling Group may adjourn such closing and elect to acquire the Seller Group's Company Unit Percentage Interests pursuant to this Section 9.3 as if the Offer were sent to the Selling Group on

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                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

the date that such closing was adjourned and otherwise on the terms and conditions (other than those addressing acquisition of the Selling Group's Company Unit Percentage Interests by the Offeror) contained therein.

                  9.3.5. If both:

                           (a) a copy of the Offer is delivered to the Electors
as provided in Section 9.3.2, and

                           (b) each Elector  either (i) fails to deliver a Call
Response within the Response Period or (ii) after delivery of a Call Response, the Responder(s) fail to purchase all of the Seller Group's Company Unit Percentage Interests as provided in Section 9.3.6; then all (but not less than all) of the members of the Seller Group may sell all (but not less than all) of their Company Unit Percentage Interests to the Offeror pursuant to the terms and conditions of the Offer within 60 days of the date of the Offer. Such sale shall not be consummated unless the Offeror agrees in writing to comply with each of the provisions of this Agreement that applies to the members of the Seller Group and such Offeror shall, upon the acquisition of the Company Unit Percentage Interests, be deemed to be one of the Members hereunder and shall be bound by the terms hereof as though such Offeror were an original signatory hereto. If the sale of the Company Unit Percentage Interests pursuant to the Offer is not completed within 60 days of the date of the Offer, the Offer shall be invalid and any sale by any member of the Seller Group of his Company Unit Percentage Interests pursuant to such Offer shall be deemed a breach of this Agreement.

                  9.3.6. If the Responders, by delivery of a Call Response, elect to purchase all (but not less than all) of the Seller Group's Company Unit Percentage Interests as provided in Section 9.3.3, such election shall be binding upon each member of the Seller Group and, within five days after the date of the Call Response, the Seller Group shall notify the Responders of a time during regular business hours on a regular business day within 20 days of the end of the Response Period at a location within Columbus, Ohio where each member of the Seller Group and the Responders shall meet for the purpose of completing the sale of all of the Seller Group's Company Unit Percentage Interests. At such meeting, the Responders shall deliver to each member of the Seller Group a wire transfer or certified or bank check drawn on a reputable bank having an office in Columbus, Ohio in an amount equal to the per Percentage Interest cash consideration (the "Normal Purchase Price") to be paid to such member of the Seller Group pursuant to the Offer and each member of the Seller Group shall deliver an assignment of such Company Unit Percentage Interests to the Responders, free and clear of all Adverse Claims. If less than the purchase price for any member of the Seller Group's Company Unit Percentage

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                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

Interests is tendered by the Responders at such meeting, the Seller Group may adjourn such meeting and take one of the following courses of action:

                           (a) in the case where there are two or more
Responders and one or more of the Responders default on his payment to the Seller Group (the "Breaching Party"), the Seller Group may (i) opt for the Responder who does not default (the "Non-Breaching Party") to, nevertheless, buy the Seller Group's Company Unit Percentage Interests, at which time, the Non-Breaching Party would have the option to buy the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price; (ii) purchase the Breaching Party's Company Unit Percentage Interests at a 10% discount price off the Normal Purchase Price; or (iii) sell their Company Unit Percentage Interests to the Offeror, at which time, the Offeror would have the option to purchase the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price;

                           (b) in the case where there are two or more
Responders and all Responders default on their payment to the Seller Group, the Seller Group may (i) buy any or all of the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price; or (ii) sell their Company Unit Percentage Interests to the Offeror, at which time the Offeror would have the option to purchase any or all of the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price; or

                           (c) in the case where there is one Responder and the
Responder defaults on his payment to the Seller Group, the Seller Group may (i) opt to buy the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price; or (ii) sell to the Offeror, at which time, the Offeror would have the option to purchase the Breaching Party's Company Unit Percentage Interests at a 10% discount off the Normal Purchase Price.

                           (d) in any case, the Seller Group must give written
notice of their elected course of action (the "Intentions") and deliver the Intentions to the Breaching Party within 10 business days of the original closing where the default occurred. The chosen course of action then shall take place at a closing which shall occur at the offices of the Company at a mutually acceptable time on the 30th day following the delivery of the Intentions. At the closing, the Member(s) or Offeror buying Company Unit Percentage Interests shall deliver to the Member(s) selling Company Unit Percentage Interests wire transfers or certified or bank checks drawn on a reputable bank having an office in Columbus, Ohio in an amount equal to the applicable purchase price as determined hereinabove against delivery by the Member(s) selling Company Unit Percentage Interests of an assignment of such Company Unit Percentage

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                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

Interests, free and clear of all Adverse Claims. If the Member(s) buying elect for any reason or no reason not to proceed with the closing, then the option herein granted in this section 9.3.6 shall terminate without any further liability.

                           9.3.7. No Transfer which occurs prior to the payment
in full of all amounts owing under the Gillmor and Brownfield Agreements shall relieve the Initial Member of his obligations to pay his pro rata share, based on his Percentage Interest, under the Gillmor and Brownfield Agreements.

         SECTION 9.4. OBLIGATIONS UNDER GILLMOR AND BROWNFIELD AGREEMENTS. The Company hereby assumes all obligations of Sherman and Schwartz under the Gillmor and Brownfield Agreements and agrees to indemnify and hold harmless Sherman and Schwartz from any liability either may have thereunder. Each Initial Member agrees to have personal liability, up to such Initial Member's Percentage Interest, in all liabilities under the Gillmor and Brownfield Agreements, regardless of any action or inaction, including without limitation, Transfers or the death of any Initial Member.

         SECTION 9.5. ADDITIONAL RESTRICTIONS. Notwithstanding anything in this Agreement to the contrary, the following additional restrictions apply to the Transfer of Percentage Interests:

                            9.5.1. No Member shall make any Transfer of any
Percentage Interests if the Transfer would, when considered with all other Transfers during the same applicable 12-month period, cause a termination of the Company for federal income tax purposes.

                            9.5.2. No Member shall make any Transfer of any
Percentage Interests to a minor or to an incompetent; except that a Transfer may be made to a trustee, custodian or guardian for the benefit of a minor or an incompetent, if such Transfer is effected in accordance with applicable law.

                            9.5.3. No Member  shall make any Transfer of any
Percentage Interests unless such Member gives a copy of this Agreement to the transferee before such Transfer is effected.

                            9.5.4. No Member shall make any Transfer of any
Percentage Interests unless, at the closing, the transferee shall file with the Company a duly executed and acknowledged counterpart of the assignment making such Transfer, which assignment shall evidence the written acceptance and agreement of the transferee to be bound by all the provisions of this Agreement and shall otherwise be in a form satisfactory to the Members.



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                                                                       EXHIBIT G
                                                                       ---------

                  9.5.5. The Members may, in addition to any other reasonable requirements that they may impose, require, as a condition to the Transfer of any Percentage Interests, that the Transferring Member and/or transferee (a) assume all costs incurred by the Company in connection therewith; and (b) furnish reasonable assurances to the Members, including the provision of any factual information and/or legal opinions satisfactory in all respects to the Members, that such Transfer complies in all respects with applicable federal and state securities laws.

             SECTION 9.6. VIOLATIVE TRANSFERS. Any attempted or purported Transfer and any attempted or purported purchase or other acquisition of Percentage Interests in violation of this Agreement shall be null and void and a fraud upon the Company and the Members. Any such attempted or purported Transfer or purchase or other acquisition may be enjoined in any court of competent jurisdiction by any Member or by the Company. The Person making the attempted or purported Transfer, notwithstanding any agreement or understanding with any such attempted or purported transferee, shall retain all rights and obligations it had with respect to the Percentage Interests immediately prior to the attempted or purported Transfer.

             SECTION 9.7. OPTION TO PURCHASE. In the event of the death or incapacity of a Member (an "Incapacity Event"), the remaining Members shall have an option to purchase all (but not less than all) of the Company Unit Percentage Interests of the deceased or incapacitated Member (the "Incapacitated Member") on the following terms and conditions:

                  9.7.1. Each remaining Member who wishes to purchase all or part of the Company Unit Percentage Interests of an Incapacitated Member shall meet with each other remaining Members for the purpose of agreeing on the "Fair Market Value". All of the remaining Members who wish to purchase the Company Unit Percentage Interests of an Incapacitated Member (the "Buying Members") shall send a notice (the "First Notice"), within 60 days of first becoming aware of the Incapacity Event, of their intention to require the Incapacitated Member (which, for purposes of this Section includes the estate of such Incapacitated Member) to sell his Company Unit Percentage Interests. The First Notice shall set forth what the Buying Members believe to be the Fair Market Value, and a time and date, not less than 30 days from the date of the First Notice, for a closing. For purposes hereof, "Fair Market Value" shall mean the fair market value of the Company multiplied by a fraction, the numerator of which is the number of Company Unit Percentage Interests to be sold at Fair Market Value and the denominator of which is the total number of issued and outstanding Company Unit Percentage Interests.



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                                                                       EXHIBIT G
                                                                       ---------

                  9.7.2. If the Incapacitated Member believes that the Fair Market Value set by the Buying Members does not accurately reflect the Fair Market Value of the Company, then, within 10 days of receipt of the First Notice, the Incapacitated Member shall send a notice (the "Second Notice") to the Buying Members setting forth a number which the Incapacitated Member believes to be the Fair Market Value and such closing shall be deferred and such Fair Market Value shall be determined as provided in this Section 9.7.

                  9.7.3. If the Second Notice is timely sent and if the Buying Members and Incapacitated Member are unable to agree on the Fair Market Value on or before the 10th day after the date of the Second Notice, then, if the Fair Market Values selected by such parties pursuant to the terms of this Agreement are within 10% of the lowest number, the average of such values so selected shall be deemed the Fair Market Value. If the Fair Market Values selected by such parties pursuant to the terms of this Agreement are not within 10% of the lowest number, then either the Incapacitated Member or the Buying Members may submit the dispute to arbitration by an independent firm of certified public accountants who are not the then auditors for the Company or an appraisal firm, in each case of recognized national standing, to be mutually selected by representatives appointed by the two groups. If, within 10 days of the first meeting of such groups for the purpose of selecting an arbitrator, no arbitrator has been agreed to by the two groups, then each group may, for the sole purpose of selecting a final arbitrator, itself appoint an arbitrator and the arbitrators so appointed shall appoint a final arbitrator within 10 days of notice of the first such appointment. A party not appointing an arbitrator in a timely fashion shall forfeit his right to participate in the selection of the final arbitrator hereunder.

                  9.7.4. Within 10 business days after appointment of the arbitrator, the Incapacitated Member and the Buying Members shall submit to the arbitrator a written statement of their position, setting forth the amount that such party believes to be the Fair Market Value, together with a reasonably detailed statement of the method of calculation. If either group fails to do so, such group shall forfeit its right to participate in the setting of the Fair Market Value. Within 30 days after appointment, the arbitrator shall elect whether the amount submitted by the Incapacitated Member or by the Buying Members most closely approximates the Fair Market Value and shall deliver his decision to the parties hereto. The arbitrator shall have no power to select any other amount for the Fair Market Value. During the interim between submission of the statements and the decision of the arbitrator, the parties may meet with the arbitrator in each other's presence to explain their positions. The parties shall not communicate with the arbitrator in the absence of one another. The losing party in the arbitration shall pay the arbitrator's fees and expenses.



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                                                                       EXHIBIT G
                                                                       ---------

                  9.7.5. The closing shall occur at the offices of the Company at a mutually acceptable time on the 60th day following (a) if the Second Notice is not sent, the first to occur of (i) the expiration of 30 days following delivery of the First Notice or (ii) the delivery of notice to the Buying Members that no Second Notice will be sent, or (b) if the Second Notice is sent,
(i) the date the Second Notice is sent if the amounts selected by the parties are within 10% of the lowest number, or (ii) the date of the delivery of the decision of the arbitrator.

                  9.7.6. At the closing, the Buying Members shall deliver to the Incapacitated Member wire transfers or certified or bank checks drawn on a reputable bank having an office in Columbus, Ohio in an amount equal to the applicable purchase price as determined hereunder against delivery by the Incapacitated Member of an assignment of such Company Unit Shares, free and clear of all Adverse Claims. If the Buying Members elect for any reason or no reason not to proceed with the closing, then the option herein granted in this
Section 9.7 shall terminate without any further liability with respect to the Incapacity Event triggering the option.

         SECTION 9.8. CERTAIN PROVISIONS OF THE ACT SUPERSEDED. The provisions of this Agreement regarding the Transfer of Percentage Interests are intended to and shall, to the fullest extent permitted by law, supersede the provisions of the Act regarding the withdrawal of a member.

         SECTION 9.9. RESTRICTIONS REASONABLE. The parties to this Agreement agree and acknowledge that the restrictions on Transfer of Percentage Interests imposed by this Agreement are reasonable and are imposed to accomplish legitimate purposes of the Members and the Company, and that such restrictions are not more restrictive than necessary to accomplish those purposes.

         SECTION 9.10. WITHDRAWAL. Each Member shall have the right to withdraw as a Member at any time without the consent of any other Member and without breach of this Agreement and neither the Company, nor any other Member, shall have any right or claim of any nature against any Member exercising his right to withdraw as permitted in this Section 9.10, even if such withdrawal would result in the termination and dissolution of the Company, except for the continuing obligation to pay his Percentage Interest of Additional Contributions. Any such withdrawal shall be effected by a Member giving written notice (the "Withdrawal Notice") to all other Members. Upon receipt of the Withdrawal Notice, the withdrawing Member's Capital Account will be frozen until all obligations due under the Gillmor and Brownfield Agreements have been paid in full, at which time, an amount equal to the Capital Account will be transferred to the withdrawing Member minus any outstanding Additional Contributions.

                                                             Page 72 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 9.11. APPLICABILITY OF CERTAIN PROVISIONS TO SHARES OF RGC OWNED BY MEMBERS.

                  9.11.1. Each Member agrees to vote any shares of RGC owned by such Member with respect to any matter on which the shareholders of RGC vote, in the same manner as the shares of RGC owned by the Company are voted.

                  9.11.2. Each Member agrees that the provisions of Sections 9.1, 9.2 and 9.3 shall govern any transfer of shares of RGC that such Member may own of record, and each Member agrees that any certificate representing shares of RGC owned of record by such Member may have affixed to such certificate the following legend:

                  ANY SALE, TRANSFER OR OTHER DISTRIBUTION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN AN AGREEMENT DATED __________, 1996 AMONG CERTAIN SHAREHOLDERS OF THE ISSUER.


                                    ARTICLE X

                    DISSOLUTION, LIQUIDATION AND TERMINATION
                    ----------------------------------------

         SECTION 10.1. DISSOLUTION. The Company shall be dissolved and its business and affairs wound up on the first to occur of the following:

                10.1.1. December 31, 2016; or

                10.1.2. Any other event specified in Section 1705.43 of the Act.

         SECTION 10.2. LIQUIDATION AND TERMINATION. Upon the dissolution of the Company, the Members shall jointly act as liquidator to wind up the business and affairs of the Company and to complete its liquidation. The liquidator shall proceed diligently to wind up the business and affairs of the Company and make final distributions as provided in this Agreement. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the property and other assets of the Company with all of the power and authority of the Members. A reasonable time shall be allowed for the orderly liquidation of the property and other assets of the Company and the discharge of its liabilities to creditors so as to enable the liquidator to minimize any losses resulting from liquidation. Notwithstanding the

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                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

foregoing, the liquidator shall not be required to convert assets to cash but may make distributions in kind of all or some of the assets of the Company. The liquidator, as promptly as possible after dissolution and again after final liquidation, shall cause a proper accounting to be made of the Company's property and other assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable, and shall apply the proceeds of liquidation as set forth in the remaining sections of this Article X.

            SECTION 10.3. PAYMENT OF DEBTS. The assets shall first be applied to the payment of the liabilities of the Company to Persons other than Members (or Related Persons to any Member), and the expenses of liquidation. Thereafter the assets shall next be applied to the payment of debts to any Member or any Related Person to any Member.

            SECTION 10.4. REMAINING DISTRIBUTION. The assets remaining after the payment of the debts of the Company, as provided in Section 10.3, shall be distributed pro rata to the Members in accordance with their Capital Accounts, and after all Capital Accounts have been reduced to zero, in accordance with their respective Percentage Interests.

            SECTION 10.5. RESERVE. Notwithstanding the provisions of Section
10.3 and 10.4, the liquidator may retain such amount as it deems necessary as a reserve for any contingent liabilities or obligations of the Company, which reserve, after the passage of a reasonable period of time, shall be distributed pursuant to the provisions of this Article X.

            SECTION 10.6. FINAL ACCOUNTING. Each of the Members shall be furnished with a statement which shall set forth the assets and liabilities of the Company as of the date of the complete liquidation. Upon the compliance by the liquidator with the foregoing distribution plan, the liquidator shall execute and cause to be filed Articles of Cancellation and any and all other documents necessary with respect to termination and cancellation of the Company under the Act.


                                   ARTICLE XI

                                   AMENDMENTS
                                   ----------

           The Members shall amend this Agreement and the Articles only with the written consent of all Members.

                                                             Page 74 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                                   ARTICLE XII

                            MISCELLANEOUS PROVISIONS
                            ------------------------

         SECTION 12.1. NO THIRD PARTY BENEFICIARIES. This Agreement is entered into among the Members for the exclusive benefit of the Company, its Members, and their successors and permitted assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable law, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

         SECTION 12.2. NOTICES. All notices and other communications required or permitted under this Agreement shall be in writing and shall be mailed by certified mail or otherwise delivered by hand or by messenger, addressed (a) if to a Member, at such Member's address as set forth on the books of record of the Company (the address of each Member at the time of execution of this Agreement being as set forth on Exhibit 12.2 attached), or (b) if to the Company, at its principal office and addressed to the attention of the President of the Company or at such other address as the Company shall have furnished to the Members in writing. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given or received, if delivered by hand or by messenger, when delivered, or, if mailed by certified mail, when the return receipt is signed by the recipient.

         SECTION 12.3. FURTHER ASSURANCES. The parties shall execute and deliver such other instruments and take such other action as may be necessary or convenient to effectuate the provisions of this Agreement.

         SECTION 12.4. EQUITABLE RELIEF. The parties acknowledge that it is impossible to measure in money the damages that would result by reason of a party's breach. It is therefore agreed that the provisions of this Agreement shall be enforceable by injunction, specific performance or other equitable relief, without reference to whether or not an adequate remedy at law may be available.

         SECTION 12.5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts executed and to be performed in the State of Ohio.

         SECTION 12.6. SEVERABILITY. The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

                                                             Page 75 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 12.7. HEIRS AND SUCCESSORS. This Agreement and the Articles shall inure to the benefit of and be binding upon the respective heirs, personal representatives, successors and permitted assigns of the parties hereto.

         SECTION 12.8. ENTIRE AGREEMENT. This Agreement and the Articles constitute the entire and exclusive statement of the parties' agreement and supersede all prior agreements, understandings, negotiations and discussions among the parties, whether oral or written.

         SECTION 12.9. SECTION HEADINGS. The section headings in this Agreement are provided for convenience only and shall be disregarded in the interpretation of this Agreement.

         SECTION 12.10. COUNTERPARTS. This Agreement and any amendment hereto may be executed in one or more counterparts (including counterparts executed and then delivered by facsimile transmission) each of which shall be deemed to be a duplicate original, but all counterparts taken together shall constitute one and the same agreement.

         SECTION 12.11. PRONOUNS. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons may require.

         SECTION 12.12. INVESTMENT REPRESENTATION. Each Member represents that he is acquiring his Percentage Interests for his own account and not with a view toward the distribution or other transfer thereof and acknowledges that his acquisition of his Percentage Interests is subject to the conditions and limits on the subsequent transferability of such Percentage Interests set forth in
Article IX. Each Member agrees that he will not transfer all or any portion of his Percentage Interests, or negotiate in respect thereof with any Person or Persons whomsoever, so as thereby to bring the transaction in which he acquired his Percentage Interests or any other offering of securities of the Company within the provisions of Section 5 of the Securities Act of 1933, as amended, or the registration requirement of any other federal or state securities statute.

         SECTION 12.13. ARBITRATION. Any disputes, controversies or claims arising out of or relating to the formation, operation, dissolution or winding-up of the Company or the negotiation, execution, delivery, performance or breach of this Agreement shall be settled by arbitration conducted in Columbus, Ohio in accordance with the Commercial Arbitration Rules of the American Arbitration Association and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. If the amount claimed or disputed in such arbitration is equal to or more than $100,000, it shall be conducted before a panel of three arbitrators. No arbitrator(s) shall have any power to amend this Agreement or to issue any award which by its terms amends this Agreement in any manner.

                                                             Page 76 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 12.14. DEFINITIONS.

                  12.14.1. The following terms have the meanings set forth after such terms:

         ACT means Chapter 1705 of the Ohio Revised Code, as the same may be amended from time to time, or the corresponding provisions of any subsequent Ohio law governing limited liability companies.

         AGREEMENT means this Operating Agreement, as the same may be amended, from time to time.

         ALLOCATION REGULATIONS means the Income Tax Regulations promulgated under Code Section 704(b) (regarding partners' distributive Percentage Interests of partnership tax items), as currently in effect, and as modified and clarified by amendment, successor regulation, ruling, court decision or other Income Tax Regulation relating to partners' distributive Percentage Interests.

         ARTICLES means the Articles of Organization of the Company filed in the office of the Secretary of State of the State of Ohio upon execution of this Agreement as required by the Act, as amended from time to time.

         CAPITAL CONTRIBUTION means the total amount of cash and/or property contributed to the Company by each Member, plus any other contributions to the capital of the Company made by a Member, in his capacity as a Member, pursuant to the terms of this Agreement. Any reference in this Agreement to the Capital Contribution of a Member (the "Designated Member") shall include a Capital Contribution previously made by any predecessor Member with respect to the Percentage Interests transferred, in one or more successive Transfers, by such predecessor Member to the Designated Member.

         CAPITAL PROCEEDS means the proceeds received by the Company as the result of a Capital Transaction.

         CAPITAL TRANSACTION means any of the following events: (a) a financing or refinancing of any property or assets of the Company or any portion thereof,
(b) a sale (other than sales of personal property being replaced with like personal property or otherwise in the ordinary course of business), lease, condemnation award or other disposition of all or part of any property or other assets of the Company; (c) the receipt by the Company of insurance proceeds as a result of the occurrence of a casualty; or (d) any other event of a capital nature resulting in the receipt by the Company of revenues other than in the ordinary course of business.

                                                             Page 77 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         CASH FLOW means all items of income or receipt received by the Company net of all expenses incurred or paid by the Company, all determined on a cash basis of accounting without regard to the claiming of any item of depreciation or amortization (or other item of deduction unrelated to an annual period expense represented by an actual cash expenditure within the taxable year) and without regard to the payment of any federal, state or local income or franchise tax (or similar tax based on income).

         CODE means the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any subsequent federal income tax law.

         COMPANY means Phoenix Management, Ltd., an Ohio limited liability company.

         EFFECTIVE DATE means the date upon which the Articles of Organization are filed.

         EVENT OF WITHDRAWAL means, with respect to a Member, any event described in Section 1705.15 of the Act.

         INCOME TAX REGULATIONS means those regulations promulgated under the Code. Whenever reference is made to any Income Tax Regulation, unless otherwise specified, such reference shall include any amendments or successor regulations thereto.

         LOSSES means the net losses of the Company for federal income tax purposes (or as may be otherwise required to comply with the Allocation Regulations) as determined as of the close of the Company's fiscal year and, when the context requires, related items of deduction or loss, tax preference, credit and depreciation, provided that "Losses" shall include items described in Code Section 705(a)(2)(B) or required by the Income Tax Regulations to be treated as so described.

         MEMBER means any Person duly designated as a Member as provided in
Section 3.2 and Section 3.3 in his capacity as a Member. Each Member shall be deemed to be a "Member" in respect of the Company within the meaning of that term as used in the Act.

         NET CASH RECEIPTS means the cash from all operations of the Company (but not including Capital Proceeds or Capital Contributions) after the payment of all expenses and other disbursements except that (a) amounts expended or reserved for capital improvements, reasonable working capital needs, contingent or unforeseen liabilities, replacement of equipment, fixtures and personalty, amounts paid into replacement reserves, and sinking funds, all as determined by the Members, shall be reserved and deducted; and (b) the amount of expenses reserved for shall be added to the extent the Members determine that the obligation for which the reserve has been established will not be required to be paid.

                                                             Page 78 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         PERSON means a corporation, association, trust, partnership, limited liability company, organization, business, individual, government or political subdivision thereof or governmental agency.

         PROFITS means the net profits of the Company for federal income tax purposes (or as may otherwise be required to comply with the Allocation Regulations) as determined as of the close of the Company's fiscal year, and, when the context requires, related items of income or gain, provided that Profits shall include income exempt from tax.

         RELATED PERSON means (a) in respect of an individual, such individual's spouse, lineal descendants, ancestors and siblings, and the duly acting custodian or guardian of such individual, and the executor or personal representative of the estate of such individual, and any trust the trustee of which and the principal beneficiary or beneficiaries of which are such individual or such individual's spouse, lineal descendants, ancestors and siblings, or such custodian, guardian or executor; and (b) in respect of an entity, (i) any director, officer or employee or such entity, (ii) any partner or member of such entity, (iii) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control of such entity or any Person controlling such entity, (iv) any other Person beneficially owning or holding 10% or more of any class of voting securities of such entity and (v) with respect to any individual described in subparagraphs (b)(i), (ii),
(iii) or (iv) hereof, such individual's spouse, lineal descendants, ancestors and siblings, and the duly acting custodian or guardian of such individual, and the executor or personal representative of the estate of such individual, and any trust the trustee of which and the principal beneficiary or beneficiaries of which are such individual or such individual's spouse, lineal descendants, ancestors and siblings, or such custodian, guardian or executor.

                  12.14.2. The following terms are defined in the Sections indicated:

                  TERM                                         SECTION
                  ----                                         -------

         Additional Contributions                                4.3
         Adjusted Excess Cash Flow                               5.3
         Adverse Claim                                           9.3.4
         Assessment Share                                        4.4.1(b)
         Binsky                                             Introduction
         Breaching Party                                         9.3.6(a)
         Brownfield Agreements                                   4.1
         Buying Members                                          9.7.1
         Call Response                                           9.3.3(a)
         Capital Account                                         4.10.1
         Capital Call                                            4.3

                                                             Page 79 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                        TERM                                   SECTION
                        ----                                   -------
         Company Percentage Interests                            9.1
         Company Unit Percentage Interests                       9.3.1
         Contribution Date                                       4.3
         Cover Election                                          4.4.1(d)
         Covering Member[s]                                      4.4.1(d)
         Defaulting Member                                       4.4.1
         Electors                                                9.3.1
         Excess Cash Flow                                        5.2
         Fair Market Value                                       9.7.1
         First Notice                                            9.7.1
         Gardner                                            Introduction
         Gillmor Agreements                                      4.1
         Incapacitated Member                                    9.7
         Incapacity Event                                        9.7
         Initial Contributions                                   4.1
         Initial Members                                    Introduction
         Non-Breaching Party                                     9.3.6(a)
         Normal Purchase Price                                   9.3.6
         Offer                                                   9.3.2
         Offeror                                                 9.3.2
         Percentage Interests                                    3.1
         Permitted Transferee                                    9.2.2
         Put Response                                            9.3.3(c)
         Responder                                               9.3.3(a)
         Response Period                                         9.3.3(a)
         RGC                                                     2.1
         Schwartz                                           Introduction
         Second Notice                                           9.7.2
         Seller                                                  9.3.4
         Seller Group                                            9.3.1
         Selling Group                                           9.3.4
         Sherman                                            Introduction
         Transfer                                                9.1
         Warren                                             Introduction

                                                             Page 80 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, hereby execute and deliver this Operating Agreement, effective as of the 1st day of June, 1996.

                                          INITIAL MEMBERS


                                          /s/ Charles T. Sherman
                                          ------------------------------
                                          Charles T. Sherman


                                          /s/ Theodore P. Schwartz
                                          ------------------------------
                                          Theodore P. Schwartz


                                          /s/ Bob Binsky
                                          ------------------------------
                                          Bob Binsky


                                          /s/ Michael W. Gardner
                                          ------------------------------
                                          Michael W. Gardner


                                          /s/ Kenneth J. Warren
                                          ------------------------------
                                          Kenneth J. Warren

                                                             Page 81 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                                                                    EXHIBIT 12.2

                           NOTICE ADDRESSES OF MEMBERS



CHARLES T. SHERMAN                                   THEODORE P. SCHWARTZ
354 Whitaker Avenue, South                           3817 Lyon Drive
Powell, Ohio  43065                                  Columbus, Ohio  43220
Taxpayer E.I.N. ###-##-####                          Taxpayer E.I.N. ###-##-####


BOB BINSKY                                           MICHAEL W. GARDNER
20185 E. Country Club Drive, Apt. #206               6376 Plankton Drive
North Miami Beach, Florida  33180                    Columbus, Ohio  43213
Taxpayer E.I.N. ###-##-####                          Taxpayer E.I.N. ###-##-####


KENNETH J. WARREN
5567 Caplestone Lane
Dublin, Ohio  43017
Taxpayer E.I.N. ###-##-####

                                                             Page 82 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

                               FIRST AMENDMENT TO
                               ------------------
                               OPERATING AGREEMENT
                               -------------------
                                       OF
                            PHOENIX MANAGEMENT, LTD.


         THIS FIRST AMENDMENT TO THE OPERATING AGREEMENT OF PHOENIX MANAGEMENT, LTD. (the "First Amendment") is entered into this 26th day of November, 1996 by and among Phoenix Management, Ltd., an Ohio limited liability company (the "Company"), Charles T. Sherman, an individual residing at 354 Whitaker Avenue, South, Powell, Ohio 43065 ("Sherman"), Theodore P. Schwartz, an individual residing at 3817 Lyon Drive, Columbus, Ohio 43220 ("Schwartz"), Bob Binsky, an individual residing at 20185 E. Country Club Drive, Apartment #206, North Miami Beach, Florida 33180 ("Binsky"), Michael W. Gardner, an individual residing at 6376 Plankton Drive, Columbus, Ohio 43213 ("Gardner"), and Kenneth J. Warren, an individual residing at 5567 Caplestone Lane, Dublin, Ohio 43017 ("Warren").

         WHEREAS, the parties hereto have entered into an Operating Agreement with respect to the Company dated as of the 31st day of July, 1996 (the "Operating Agreement"); and

         WHEREAS, the parties desire to amend the Operating Agreement in certain respects;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

         SECTION 1. AMENDMENT. Article IX is hereby amended by adding a new
Section 9.12 to read as follows:

                  9.12. VOLUNTARY REDEMPTION.

                           9.12.1. At any time that the Company may sell shares of RGC under the provisions of Rule 144 ("Rule 144") as promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 (the "Securities Act"), any Initial Member who wishes to have all or part of his Percentage Interests redeemed by the Company for cash (the "Redemptee") may send a written notice (the "Redemption Notice") to the Company and each other Initial Member of his intention to cause the Company to effect a sale of RGC shares under Rule 144 and use the net proceeds to redeem all or part of the Percentage Interests of the Redemptee. Such Redemption Notice shall set forth the amount of cash requested, which may not be in excess of the amount of the Redemptee's Capital Account as at the end of the month of the month immediately

                                                             Page 83 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         prior to the month in which the Company received the Redemption Notice, plus the pro rata share of any unrealized appreciation (the aggregate amount of appreciation, net of any unrealized losses times the Redemptee's Percentage Interest) attributable to the Company's ownership of the RGC shares. Upon receipt of the Redemption Notice, the Company shall forward such notice to the accountants for the Company who shall determine the maximum amount of cash that could be available to the Redemptee under this Section, which decision, in the absence of manifest fraud, shall be binding on the parties hereto. All legal and accounting fees and expenses, including without limitation, fees and expenses to file appropriate forms or amendments with the SEC as a result of any actions taken pursuant to this Section 9.12, incurred by the Company to comply with its obligations under this Section shall be born by the Redemptee and the Company may retain an amount from the net proceeds of any sale of RGC shares as reimbursement or payment of any such expenses. If within 20 days of receipt of the Redemption Notice by the Company (the "Redemption Period"), the Redemptee and one or more of the other Initial Members have entered into a written agreement, a copy of which has been delivered to the Company, on the terms and conditions under which the Redemptee will sell, and such other Initial Members will purchase, all or part of the Percentage Interests of the Redemptee, no further action shall be required of the Company under this Section 9.12.

                           9.12.2. If within the Redemption Period, the Company has not received a copy of such written agreement, the Company shall proceed to (a) file all appropriate forms necessary to permit the Company to effect a sale under Rule 144 of such number of RGC shares, up to the amount that the Company may legally sell, as, in the reasonable opinion of the Company, would result in net proceeds (after deducting the expenses of sale and any legal or accounting fees and expenses incurred by the Company under this Section 9.12) equal to the cash requested by the Redemptee (the "Rule 144 Shares"), and (b) promptly proceed to use reasonable efforts in good faith to effect a sale of the Rule 144 Shares in compliance with all applicable law.

                           9.12.3. Upon receipt of the proceeds of the sale of the RGC shares, the Company shall deliver to the Redemptee the net proceeds thereof, and on and after the date of such receipt, the Percentage Interest of the Redemptee in the Company shall be determined by the formula

                                            [(A+B) x C]-D
                                            -------------
                                                 A+B

                                                             Page 84 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         where "A" equals the aggregate amount of the Capital Accounts of all Members as of the end of the month of the month immediately prior to the month in which the sale of the Rule 144 Shares occurred (the "Determination Date");

         "B" equals the aggregate amount of unrealized appreciation, if any, net of any unrealized losses, the Company may have as of the Determination Date with respect to RGC shares owned by the Company on the Determination Date;

         "C" equals the Percentage Interest of the Redemptee as of the Determination Date;

         "D" equals the gross proceeds from the sale of the Rule 144 Shares.

         As an illustration of the formula, assume that the aggregate Capital Accounts equaled $150,000, that the net unrealized appreciation in RGC shares owned by the Company equaled $100,000, that the old Percentage Interest of the Redemptee was 20% and the gross proceeds from the sale of the Rule 144 Shares was $10,000. The formula would be [(150,000+100,000) x 20%] - 10,000 divided by (150,000+100,000) or
         (250,000) x 20% - 10,000 divided by 250,000 or 50,000-10,000 or 40,000 divided by 250,000 or 16%, which is the new Percentage Interest of the Redemptee.

                           9.12.4. Any Profits resulting from the sale of the Rule 144 Shares shall be allocated solely to the Redemptee.

                           9.12.5. If the Company receives, prior to the expiration of the Redemption Period, a written notice from one or more of the other Initial Members (the "Joining Member") requesting the Company to redeem all or part of the Percentage Interest of the Joining Member through the sale by the Company of RGC shares, the procedures set forth in this Section 9.12 shall be followed with the exception that in the event the Company is unable to sell sufficient RGC shares to provide cash equal to the amounts requested, the net proceeds from the sale of the Rule 144 Shares shall be divided between the Joining Member and the Redemptee in the ratio that the Percentage Interest of each bears to the aggregate Percentage Interests of all.

         SECTION 2. CONTINUING VALIDITY. Except as amended hereby, all terms and provisions of the Operating Agreement shall remain in full force and effect as though this First Amendment were a part of the original Operating Agreement.

                                                             Page 85 of 95 Pages

                                  SCHEDULE 13D

                                                                       EXHIBIT G
                                                                       ---------

         SECTION 3. MISCELLANEOUS. This First Amendment shall be governed by the laws of the State of Ohio and may be executed in counterparts, each of which when executed by all of the parties hereto shall be deemed an original and all of which together shall be deemed the same Agreement.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, hereby execute and deliver this First Amendment to Operating Agreement, effective as of the date first referenced above.

                                  PHOENIX MANAGEMENT, LTD.


                                  By:      /s/ Charles T. Sherman
                                     ------------------------------------
                                  Name:    Charles T. Sherman
                                       ----------------------------------
                                  Title:   Member
                                        ---------------------------------

                                  /s/ Charles T. Sherman
                                  ---------------------------------------
                                  Charles T. Sherman


                                  /s/ Theodore P. Schwartz
                                  ---------------------------------------
                                  Theodore P. Schwartz


                                  /s/ Bob Binsky
                                  ---------------------------------------
                                  Bob Binsky


                                  /s/ Michael W. Gardner
                                  ---------------------------------------
                                  Michael W. Gardner


                                  /s/ Kenneth J. Warren
                                  ---------------------------------------
                                  Kenneth J. Warren

                                                             Page 86 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                              TERM PROMISSORY NOTE


================================================================================
                                                                  COLUMBUS, OHIO
$59,000                                                       SEPTEMBER 16, 1996
================================================================================


         FOR VALUE RECEIVED, the undersigned, PHOENIX MANAGEMENT, LTD., an Ohio limited liability company, 2365 Scioto Harper Drive, Columbus, Ohio 43204 (the "Borrower"), hereby promises to pay to the order of PH HYDRAULICS AND AUTOMATION, INC., an Ohio corporation, (the "Lender"), on or before March 1, 2000 (the "Maturity Date"), the principal sum of Fifty Nine Thousand Dollars ($59,000) (the "Loan"), together with interest, all as provided in Section 1 of this Note.

         SECTION 1. THE LOAN. Subject to and on the terms and conditions set forth in this Note, the Lender shall make the Loan to the Borrower, and the Borrower shall borrow the Loan from the Lender as follows:

                     $17,500   on    September 12, 1996
                      27,500   on    October 15, 1996
                      14,000   on    February 1, 1997

                  1.1. PRINCIPAL. The Borrower shall pay installments of the principal balance of this Note to the Lender on the first day of each March, June, September and December, commencing April 1, 1997, in accordance with the schedule attached hereto as Schedule A; provided, however, that the Borrower shall pay amounts greater than the amounts listed on Schedule A in order to pay overdue principal.

                  1.2. INTEREST.

                           1.2.1. The Loan shall bear interest on the
outstanding principal amount, for each day from the date such Loan is made until the Maturity Date, at a rate per annum equal to the sum of the rate of interest for such day publicly announced from time to time by the Star Bank as its prime rate (the "Prime Rate") plus one and one-quarter percent (1 1/4%). Interest on the Loan shall be paid by the Borrower (a) on the first day of each November, February, May and August, commencing November 1, 1996, (b) on the Maturity Date, and (c) thereafter on demand. Any change in the Prime Rate shall be effective, without notice, as of the opening of business of the Star Bank on the day on which the Prime Rate shall change.

                                                             Page 87 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                           1.2.2. All interest under this Note shall be computed
on the basis of the actual days elapsed in a year of 360 days.

                  1.3. PREPAYMENTS; PAYMENTS.

                           1.3.1. The Borrower shall have the right to make
prepayments at any time of the principal amount of the Loan, in whole or in part, without notice. Each prepayment shall be without premium or penalty, and shall be applied to the principal installments in inverse order of maturity.

                           1.3.2. The Borrower shall make all payments of
principal and interest under this Note to the Lender at its main office (or such other location as the Lender may direct) in immediately available funds. If any payment of principal or interest on this Note shall become due on a day other than a Banking Day, such payment shall be due and payable upon the next succeeding Banking Day and such extension of time shall in such case be included in computing interest in connection with such payment. A "Banking Day" is any day on which the main office of Star Bank is open for business.

         SECTION 2. REPRESENTATIONS AND WARRANTIES. The execution of this Note by the Borrower, and the receipt of the Loan, shall in each case be deemed to constitute the Borrower's representation and warranty to the Lender that, at the time of execution and at the time of disbursement of the Loan: (a) this Note is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms; (b) the execution and delivery of this Note by the Borrower does not and will not conflict with or violate any court or administrative order, decree or ruling, or any law, statute, ordinance or regulation, or any agreement, indenture, mortgage, deed of trust, guaranty, lease, note or other obligation or instrument binding upon the Borrower or any of its respective properties or assets; and (c) neither this Note nor any other statement, assignment, agreement, instrument or certificate of the Borrower made or delivered pursuant to or in connection with this Note contains any untrue statement of a material fact or omits to state a material fact required to be stated therein, in light of the circumstances under which they were made, or necessary to make the statements therein not misleading.

         SECTION 3. EVENTS OF DEFAULT. The following are Events of Defaults:

                  3.1. The Borrower fails to make a payment of interest on the Note when and as due and such failure is not remedied within three Banking Days after the date such payment is due.

                  3.2. The Borrower fails to pay the principal of the Note when and as due and such failure is not remedied within three Banking Days after the date such payment is due.

                                                             Page 88 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                  3.3. The Borrower fails to make a payment of any fee, expense or other amount of money (not including the principal of or interest on the Note) owing to the Lender under this Note when and as due and such failure is not remedied within 10 Banking Days after the due date.

                  3.4. Any representation or warranty made by the Borrower in this Note or any certificate, report, financial statement or other document delivered to the Lender by the Borrower contains any untrue statement of a material fact or omits to state a material fact required by this Note or law to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  3.5. The Borrower fails to perform any of its obligations under or fails to comply with any covenant contained in the Note and such failure continues unremedied for a period of 10 Banking Days.

                  3.6. Any governmental body or officer or creditor of the Borrower seizes, takes possession of or collects (whether or not the Borrower resists or acquiesces in such seizure, taking or collection) any property of the Borrower by any means, including, without limitation, execution, levy, sequestration, attachment, garnishment, replevin or self-help, unless such seizure, taking or collection is vacated or the property is discharged within 30 days after the occurrence thereof.

                  3.7. One or more final judgments are entered against the Borrower for the payment of money aggregating in excess of $50,000 and any one of such judgments has been outstanding for more than 30 days from the date of its entry and has not been discharged in full or stayed pending appeal.

                  3.8. The Borrower:

                           3.8.1. makes an assignment for the benefit of
creditors;

                           3.8.2. enters into any composition, compromise or
arrangement with its creditors;

                           3.8.3. generally does not pay its debts as such
debts become due; or

                           3.8.4. conceals, removes, or permits to be concealed
or removed, any part of its property, with intent to hinder, delay or defraud its creditors or any of them, or makes or suffers a transfer of any of its property, fraudulent under the provisions of any bankruptcy, fraudulent conveyance or similar law, or makes or suffers a transfer of its property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid.

                                                             Page 89 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                  3.9.  If:

                           3.9.1. a trustee, receiver, agent or custodian is
appointed or authorized to take charge of any property of the Borrower for the purpose of enforcing a lien against such property or for the purpose of administering such property for the benefit of the Borrower's creditors; or

                           3.9.2. an order (a) for relief against the Borrower
is granted under Title 11 of the United States Code or any similar law, (b) appointing a receiver, trustee, agent or custodian of the Borrower or any property of the Borrower or (c) providing for a composition, compromise or arrangement with the creditors of the Borrower, is entered by any court or governmental body or officer; or

                           3.9.3. the Borrower files any pleading seeking
(whether by formal action or by the admission of the material allegations of a pleading or otherwise) any such appointment or order; or

                           3.9.4. (a) any action or proceeding seeking any such
appointment or order is commenced without the authority or consent of the Borrower and (b)(i) such action or proceeding is not dismissed within 30 days after its commencement or (ii) the Borrower does not diligently contest such action or proceeding.

                  3.10. The Borrower fails to pay when and as due the principal of or any interest on any Indebtedness (as defined below), other than as evidenced by this Note (assuming that all required notices have been properly given and all corresponding grace periods, if any, have elapsed without cure by the Borrower). "Indebtedness" means, for the Borrower (except for de minimus amounts not to exceed in the aggregate $25,000), (a) all indebtedness or other obligations of the Borrower for borrowed money or for the deferred purchase price of property or services (except for unsecured trade payables incurred in the ordinary course of business on normal and reasonable terms), (b) all indebtedness or other obligations of any other person for borrowed money or for the deferred purchase price of property or services, the payment or collection of which the Borrower has guaranteed (except by reason of endorsement for deposit or collection in the ordinary course of business) or in respect of which the Borrower is liable, contingently or otherwise, including, without limitation, liable by way of agreement to purchase, to provide funds for payment, to supply funds to or otherwise to invest in such other person, or otherwise to assure a creditor against loss, (c) all indebtedness or other obligations of any other person for borrowed money or for the deferred purchase price of property or services secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including, without limitation, accounts and contract rights) owned by the Borrower whether or not the

                                                             Page 90 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

Borrower has assumed or become liable for the payment of such indebtedness or other obligations, (d) all direct or contingent obligations of the Borrower in respect of letters of credit and (e) all lease obligations which have been or should be, in accordance with generally accepted accounting principles, capitalized on the books of the Borrower.

         SECTION 4.  DEFAULT REMEDIES.

                  4.1. ACCELERATION. If an Event of Default exists, the outstanding unpaid principal balance of this Note, together with all interest accrued thereon and any unpaid fees, expenses or other amounts due to the Lender under this Note, is immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby waived.

                  4.2. SET-OFF. Any and all moneys now or at any time hereafter owing to the Borrower from the Lender are hereby pledged for the security of this and all other indebtedness from the Borrower to the Lender or any legal holder hereof, and may, upon any demand for payment, be paid and applied thereon whether such indebtedness be then due or to become due, all without notice to or demand on the Borrower or any other person, all such notices and demands being hereby expressly waived. If an Event of Default exists, the Lender shall have the right, in addition to all other rights and remedies available to it, to set-off against the principal of and interest on this Note and any fees, expenses or other amounts owed to the Lender under this Note all without notice to or demand on the Borrower or any other person, all such notices and demands being hereby expressly waived. The Lender will notify the Borrower of any such set-off promptly after its occurrence, but the failure to give such notice shall not affect the validity of the set-off.

                  4.3. REMEDIES CUMULATIVE. No right or remedy conferred upon the Lender by this Note or legally available to the Lender if an Event of Default exists is intended to be exclusive of any other right or remedy, and each such right or remedy is cumulative and in addition to every other such right or remedy.

                  4.4. FORCE MAJEURE. The existence of an Event of Default is not affected by the reason for its occurrence, even if the Event of Default was not caused by a voluntary act of the Borrower or the Partnership or was caused by a natural disaster or force majeure.

         SECTION 5.  MISCELLANEOUS.

                  5.1. MODIFICATIONS AND WAIVERS. No modification or waiver of any term or provision contained in this Note and no consent to any departure by the Borrower therefrom shall in any event be effective unless the same is in writing and signed by the waiving party. Such waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

                                                             Page 91 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                  5.2. NOTICES. Except where specific provisions of this Note provide for some other form of notice or require receipt as a condition of notice, any consent, waiver, notice, demand or other instrument required or permitted to be given under this Note shall be deemed to have been properly received when in writing and delivered in person or sent by certified or registered United States mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth in the first paragraph of this Note. Either party may change its address for notices by notice in the manner set forth above.

                  5.3. PARTIAL INVALIDITY. If any term or provision of this Note or the application thereof to any person, firm or corporation or any circumstance, shall be invalid or unenforceable, the remainder of this Note, or the application of such term or provision to any person, firm or corporation or any circumstances, other than those as to which it is held invalid, shall both be unaffected thereby and each term or provision of this Note shall be valid and be enforced to the fullest extent permitted by law.

                  5.4. NO IMPLIED RIGHTS OR WAIVERS. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in the same, similar or other circumstances. Neither any failure nor any delay on the part of the Lender in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of the same or the exercise of any other right, power or privilege. The Borrower hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

                  5.5. SUCCESSORS AND ASSIGNS. This Note shall be binding upon and inure to the benefit of the respective successors and assigns of the Lender and the Borrower; provided that the Borrower shall have no right to assign or transfer its rights under this Note voluntarily or by operation of law without first obtaining the written consent of the Lender, and any attempted assignment or transfer in the absence of such consent shall be void and of no effect.

                  5.6. EXPENSES. All fees, costs and expenses, including reasonable fees and expenses of outside legal counsel, incurred by the Lender in connection with the preparation and enforcement of this Note or any other instruments, documents, or agreements to be delivered pursuant hereto or in connection herewith, shall be paid by the Borrower to the Lender on demand.

                  5.7. SURVIVAL OF PROVISIONS. All covenants, agreements, representations, warranties and statements made in this Note or in any certificate, statement, or other instrument given pursuant to this Note shall survive the execution and delivery to the Lender of this Note and the making of the Loan and shall continue in full force and effect so long as any obligation of the Borrower under this Note is outstanding and unpaid.

                                                             Page 92 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                  5.8. CAPTIONS. The captions and section numbers appearing in this Note are inserted only as a matter of convenience; they do not define, limit, construe or describe the scope or intent of the provisions of this Note.

                  5.9. GOVERNING LAW. This Note shall be governed and construed by the provisions hereof and in accordance with the laws of the State of Ohio applicable to instruments to be performed in the State of Ohio.

                  5.10. CONSENT. The Borrower hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Ohio and of the United States of America located in the City of Columbus, Ohio for any actions, suits or proceedings arising out of or relating to this Note and the transactions contemplated hereby (and the Borrower agrees not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. certified or registered mail, return receipt requested, to the address set forth in Section 5.2 shall be effective service of process for any action, suit or proceeding brought against the Borrower in any such court. The Borrower hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Note, or the transactions contemplated hereby, in the courts of the State of Ohio or the United States of America located in the City of Columbus, Ohio, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                  5.11. JOINT PREPARATION. This Note is to be deemed to have been prepared jointly by the Borrower and the Lender, and any uncertainty or ambiguity existing herein shall not be interpreted against either party, but shall be interpreted according to the rules for the interpretation of arm's length agreements.

                  5.12. THIRD PARTIES. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Note.

                  5.13. WARRANT OF ATTORNEY. The Borrower hereby authorizes any attorney at law to appear for the Borrower in an action on this Note, at any time after the same becomes due and payable, as herein provided, in any court of record in or of the State of Ohio, or elsewhere, to waive the issuing and service of process against the Borrower and to confess judgment in favor of the legal holder of this Note against the Borrower for the amount that may be due, with interest at the rates herein mentioned and cost of suit, and to waive and release all errors in said proceedings and judgment, and all petitions in error, and right of appeal from the judgment rendered.

                                                             Page 93 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

         This Note was executed in Columbus, Ohio as of the date first written above.

-------------------------------------------------------------------------------

WARNING - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

-------------------------------------------------------------------------------


                                 PHOENIX MANAGEMENT, LTD., an Ohio limited liability company


                                 By  /s/ Charles T. Sherman
                                   ---------------------------------------

                                                             Page 94 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT H
                                                                      ---------

                                   SCHEDULE A


                           PRINCIPAL PAYMENT SCHEDULE

     PRINCIPAL PAYMENT IS                   AMOUNT OF
     DUE THE FIRST DAY OF                   PAYMENT DUE
     --------------------                   -----------
     April, 1997                         $   1,475.00
     June, 1997                              1,475.00
     September, 1997                         1,475.00
     December, 1997                          1,475.00
     March, 1998                             1,475.00
     June, 1998                              1,475.00
     September, 1998                         1,475.00
     December, 1998                          1,475.00
     March, 1999                             1,475.00
     June, 1999                              1,475.00
     September, 1999                         1,475.00
     December, 1999                          1,475.00
     March, 2000                            41,300.00

                                                             Page 95 of 95 Pages

                                  SCHEDULE 13D

                                                                      EXHIBIT I
                                                                      ---------



                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1), Phoenix Management, Ltd., Bob Binsky, Michael W. Gardner, Theodore P. Schwartz, Charles T. Sherman and Kenneth J. Warren agree that this Statement on Schedule 13D, to which this Agreement is attached as Exhibit I, and any amendments thereto are filed on behalf of each of them. This agreement may be executed in one or more counterparts each of which shall constitute one and the same instrument.


Dated:  February 12, 1997

                   /s/ Phoenix Management, LTD., by Charles T. Sherman, Member
                   -----------------------------------------------------------
                   Phoenix Management, Ltd.


                   /s/ Bob Binsky
                   -----------------------------------------------------------
                   Bob Binsky


                   /s/ Michael W. Gardner
                   -----------------------------------------------------------
                   Michael W. Gardner


                   /s/ Theodore P. Schwartz
                   -----------------------------------------------------------
                   Theodore P. Schwartz


                   /s/ Charles T. Sherman
                   -----------------------------------------------------------
                   Charles T. Sherman


                   /s/ Kenneth J. Warren
                   -----------------------------------------------------------
                   Kenneth J. Warren